[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 406 of the Securities Act of 1933, as amended.
Exhibit 10.12
DEVELOPMENT AND COMMERCIALIZATION AGREEMENT
     THIS DEVELOPMENT AND COMMERCIALIZATION AGREEMENT (“Agreement”) dated as of February 26, 2007, is entered into between ZARS, Inc. having an address at 1142 West 2320 South, Salt Lake City, Utah, 84119 (“ZARS”) and Galderma Pharma S.A. having an address at Avenue Gratta-Paille 1, 100 Lausanne Switzerland (“Galderma”).
BACKGROUND
     A. ZARS has developed a product referred to as Pliaglis™, which is a topical, local, anesthetic cream consisting of 7% Lidocaine and 7% Tetracaine, as approved by the United States Food and Drug Administration on June 29, 2006;
     B. Galderma has experience in developing, marketing and distributing dermatology products;
     C. ZARS and Galderma wish to collaborate on the further development and commercialization of the Product (as defined below) in the Galderma Territory (as defined below); and
     D. ZARS is willing to grant to Galderma, and Galderma desires to obtain, certain exclusive rights and licenses with respect to the development and commercialization of the Product in the Galderma Territory for use in the Field (as defined below), with ZARS retaining the right to develop and commercialize the Product outside of the Galderma Territory, all on the terms and conditions set forth herein.
     NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:
ARTICLE I
DEFINITIONS
     1.1 “Affiliate” of a Party shall mean any person, corporation or other entity which, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such Party, as the case may be. As used in this Section 1.1 and in Section 5.2(a), “control” shall mean: (a) to possess, directly or indirectly, the power to direct the management and policies of such person, corporation or other entity, whether through ownership of voting securities or by contract relating to voting rights or corporate governance; or (b) direct or indirect beneficial ownership of at least fifty percent (50%) of the voting share capital in such person, corporation, or other entity. For the avoidance of doubt, neither L’Oréal S.A. nor Nestlé S.A., nor any of their respective Affiliates (other than Galderma and its subsidiaries), will be deemed an “Affiliate” of Galderma hereunder.
     1.2 “ANDA” shall mean an abbreviated NDA.
     1.3 Anesta Agreement shall mean the Royalty and Release Agreement dated February 14, 1997 by and among Anesta Corp., ZARS, Jie Zhang, and Hao Zhang, as may be hereinafter amended.
     1.4 “Competing Product” shall mean a topical local anesthetic approved for marketing in the Galderma Territory that was developed, and is marketed and promoted, primarily for anesthetizing human skin prior to a dermatological or aesthetic procedure. [  *  ]
     1.5 “Control” (including any variations such as “Controlled” and “Controlling”), in the context of intellectual property rights, shall mean rights to intellectual property sufficient to grant the applicable license under this Agreement, without violating the terms of an agreement with a Third Party.
     1.6 “Current Good Manufacturing Practices” or “cGMP” shall mean current good manufacturing practices and standards as provided for (and as amended from time to time) in the Current Good Manufacturing Practice Regulations of the United States Code of Federal Regulations 21 C.F.R. §§210 and 211, subject to any arrangements, additions, or clarifications agreed in writing from time to time between the Parties.
     1.7 “Data” shall mean any and all research data, pharmacology data, preclinical data, clinical data, manufacturing data and/or all regulatory documentation, information and submissions pertaining to, or made in association with an IND or a Marketing Approval Application for, the Product, in each case which are Controlled by a Party as of the Effective Date or during the term of this Agreement.
     1.8 “DuraPeel™” shall mean any technology or product owned or Controlled by ZARS as of the Effective Date or during the term of the Agreement comprising two (2) solvents, at least one of which is a Non-Volatile Solvent, which technology or product is the subject matter of the intellectual property listed in Exhibit 1.8 hereto.
     1.9 “Effective Date” shall mean the later of (i) the date upon which ZARS has received written notice from Galderma that the shareholders of Galderma have approved the Agreement as provided in Section 18.4, and (ii) the HSR Clearance Date.
     1.10 “FDA” shall mean the United States Food and Drug Administration, or any successor entity thereto performing similar functions.

     1.11 “Field” shall mean use of the Product for the Indications.
     1.12 “Galderma COGS” shall mean: (i) if a Product is manufactured by one or more Third Parties for Galderma, the actual per unit costs incurred and payable to such Third Party or Third Parties by Galderma for manufacture, storage and/or in-bound freight costs and (ii) if a Product is manufactured by Galderma, Galderma’s actual direct labor and materials costs of manufacturing a Product, plus allocable manufacturing overhead costs (up to a maximum of [ * ] of such actual direct labor and materials costs) and in-bound freight costs (for such purposes, direct labor, direct materials and allocable manufacturing overhead shall be determined in accordance with GAAP, in the same manner as applied by Galderma for its other products for financial reporting purposes). In the case of clause (ii) above, the Parties shall agree from time to time on a reasonable estimate of such costs, which shall be deemed Galderma COGS on a going forward basis, until either Party requests that such estimate be revised to reflect changes in the actual costs.
     1.13 “Galderma Know-How” shall mean all scientific, medical, technical, regulatory and other information relating to a Product (including the Data), which is owned or Controlled by Galderma, as of the Effective Date, or that is generated by or on behalf of Galderma during the Term of the Agreement, which is needed by or useful to ZARS in order for ZARS to exercise its rights or perform its obligations under this Agreement, including models, inventions, practices, methods, know-how, test data and marketing, pricing, distribution, sales and manufacturing data.
     1.14 “Galderma Territory” shall mean the United States and Canada and their territories, possessions and commonwealths.
     1.15 “GPSG Agreement” shall mean the Supply Agreement by and between ZARS and the Global Pharmaceutical Supply Group (“GPSG”), a unit of Ortho-McNeil Pharmaceuticals, Inc. to be entered into as promptly as practicable after the date hereof and as may be thereafter amended.
     1.16 “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
     1.17 “HSR Clearance Date” shall mean such time as (a) the Parties shall have complied with all applicable requirements of the HSR Act; (b) the waiting period under the HSR Act shall have expired or been earlier terminated; (c) no judicial or administrative proceeding opposing consummation of all or any part of this Agreement shall be pending; (d) no injunction (whether temporary, preliminary or permanent) prohibiting consummation of the transactions contemplated by this Agreement or any material portion hereof shall be in effect; and (e) no requirements or conditions shall have been formally requested or imposed by the FTC or DOJ in connection therewith which are not reasonably and mutually satisfactory to the Parties.
     1.18 “Indications” shall mean the indication for a Product as documented in the package insert as approved by the FDA on June 29, 2006 in the Initial Marketing Approval and subsequent supplements thereto, and any additional indication obtained for a Product in the Galderma Territory.
     1.19 “IND” shall mean an Investigational New Drug Application (including any amendments thereto) filed with the FDA pursuant to 21 C.F.R. §312 before the commencement of clinical trials of a Product, or any comparable filings with any Regulatory Authority in any other jurisdiction.
     1.20 “Initial IND” shall mean IND 59,801 for the Product.
     1.21 “Initial Marketing Approval” shall mean the complete New Drug Application 21-717 and all amendments and supplements thereto filed with the FDA as of the Effective Date, including all documents, data, and other information concerning the Product, which are necessary for, or included in, FDA approval to market such Product as a drug as more fully defined in 21 C.F.R. 314 et seq.
     1.22 “Launch” shall mean the date upon which a Product has been shipped to a drug wholesaler and/or other customer and intended for commercial sale.
     1.23 “Marketing Approval” shall mean all approvals, licenses, registrations or authorizations of the Regulatory Authority in a jurisdiction, necessary for the manufacture, use, storage, import, marketing and sale of a Product in such jurisdiction. For jurisdictions where governmental approval of pricing and/or reimbursement is required for marketing in such jurisdiction, Marketing Approval shall not be deemed to occur until such pricing or reimbursement approval is obtained. Notwithstanding the foregoing, Marketing Approval shall be deemed to have occurred for a particular indication for a Product in a jurisdiction upon the first commercial sale of a Product in such jurisdiction with labeling for such indication.
     1.24 “Marketing Approval Application” (or “MAA”) shall mean a New Drug Application (or its equivalent) submitted to the FDA in the United States or a corresponding application which will be submitted to a Regulatory Authority in Canada.
     1.25 “Mutual Termination Agreement” shall mean the Mutual Termination Agreement by and among ZARS, OrthoNeutrogena Division of Ortho-McNeil Pharmaceuticals, Inc. and the Global Pharmaceutical Supply Group (“GPSG”), dated August 4, 2006.
     1.26 “NDA” shall mean a New Drug Application.
     1.27 “Net Sales” shall mean the gross amounts invoiced or otherwise received for sales of a Product by Galderma, its Affiliates and/or Sublicensees, (subject to Section 6.5) less reasonable deductions for the following costs incurred on the sale to a customer:
          (a) trade, quantity, cash and other discounts actually granted to the customer;
          (b) credits, rebates and allowances to the customer actually granted on account of claims, recalls, rejections or returns (including wholesaler and retailer returns) or on account of retroactive price reductions affecting a Product;
          (c) freight, postage and duties actually paid;

          (d) sales and excise taxes, other consumption taxes, customs duties and compulsory payments to governmental authorities and any other governmental charges imposed upon the sale of a Product to the customer actually paid and separately identified on the invoice.
     Sales between Galderma and its Affiliates or Sublicensees for resale shall be excluded from the computation of Net Sales, but the subsequent resale of such Product shall be included within the computation of Net Sales. If a Product is sold or transferred for consideration other than cash, the Net Sales from such sale or transfer shall be calculated as the number of units multiplied by the then current market value of such Product, it being understood that this sentence does not apply to Product samples.
     1.28 “Non-Volatile Solvent” shall mean a solvent, (i) the primary function of which is to generate the transdermal flux of a drug, and (ii) that has volatility that is less than the volatility of water, where volatility is defined by reference to such solvent’s vapor pressure.
     1.29 “Party” shall mean ZARS or Galderma individually, and “Parties” shall mean ZARS and Galderma collectively.
     1.30 “Permitted Lien” shall mean that certain Loan and Security Agreement by and between ZARS and Silicon Valley Bank dated October 11, 2005.
     1.31 “Product” shall mean a topical anesthetic cream that consists of an emulsion containing a eutectic mixture of lidocaine and tetracaine and wherein said formulation does not contain a Non-Volatile Solvent. For the avoidance of doubt, any product comprising a drug formulation attached to a backing that is placed on the skin to deliver a drug is not a cream and, therefore, shall not be included under the definition of “Product” hereunder.
     1.32 “Product Trade Marks” shall mean: (a) the trade marks owned or Controlled by ZARS and designated by ZARS for use with a Product, as reflected on Exhibit 1.32, and (b) any other Product-specific trade marks used with a Product in a particular country within the Galderma Territory during the term of this Agreement.
     1.33 “Regulatory Authority” shall mean the FDA, or a regulatory body with similar regulatory authority in any other jurisdiction.
     1.34 “Sales Representative” shall mean a professional pharmaceutical sales representative engaged or employed by either Party to conduct sales activities and other promotional efforts with respect to a Product.
     1.35 “Sublicensee” shall mean a Third Party to whom Galderma has granted a right to sell, market, distribute and/or promote a Product in the Galderma Territory and “Sublicense” shall mean an agreement or arrangement between Galderma and a Sublicensee granting such rights. As used in this Agreement, “Sublicensee” shall not include a wholesaler or reseller of a Product who does not market or promote a Product.

     1.36 “Synera™” shall mean that certain product known as Synera™ (lidocaine 70 mg and tetracaine 70 mg) topical patch as described in NDA 21-623 and any supplements and amendments thereto.
     1.37 “Utah Agreement” shall mean the Royalty and Release Agreement dated September 29, 1997 by and among the University of Utah, ZARS, and Jie Zhang, as may be hereinafter amended.
     1.38 “ZARS Know-How” shall mean all scientific, medical, technical, regulatory and other information relating to a Product (including the Data), which is owned or Controlled by ZARS, as of the Effective Date, or that is generated by or on behalf of ZARS during the Term of the Agreement, which is needed by or useful to Galderma in order for Galderma to exercise its rights or perform its obligations under this Agreement in the Field in the Galderma Territory, including models, inventions, practices, methods, know-how, test data and marketing, pricing, distribution, sales and manufacturing data. For clarity, “ZARS Know-How” shall not include any scientific, medical, technical, regulatory or other information (including Data) not primarily relating to a Product, including, without limitation, any such information relating primarily to Synera™ or DuraPeel™.
     1.39 “ZARS Patents” shall mean (i) all patents and patent applications in the Territory owned or Controlled by ZARS as of the Effective date that are applicable to a Product, including those listed on Exhibit 1.39, as well as any patents or patent applications owned or Controlled by ZARS during the Term of the Agreement on inventions made in the course of developing, using or manufacturing Products; (ii) any divisional, continuation, continuation-in-part, renewal or substitute application which claims priority from any of the foregoing patent applications to the extent they are applicable to a Product; and (iii) any reissues, reexaminations, extensions, patents of additions, and patents of importation of any of the foregoing to the extent they are applicable to a Product. For clarity, it is understood that the ZARS Patents do not include the Patents directed to ZARS’ DuraPeel™ technology, or the Patents directed to Synera™ listed on Exhibit 1.8.
     1.40 “ZARS Territory” shall mean worldwide, except for the Galderma Territory.
     1.41 “Third Party” shall mean any person, corporation, joint venture or other entity, other than ZARS, Galderma and their respective Affiliates.
     1.42 Additional Definitions. Each of the following terms shall have the meaning described in the corresponding section of this Agreement indicated below:

Term	Section Defined	Term	Section Defined
Adverse Development	6.7	Lead Regulatory Party	4.2(c)
Adverse Events	4.2	Liabilities	16.1
Agreement	Introduction	Manufacturing Party	2.3(c)
Agreement Year	6.4(a)	Manufacturing Transition Date	9.1
Annual Net Sales	6.2(a)	Minimum Royalty	6.6(a)
Asserting Party	19.5	Minimum Royalty Units	6.6(a)

Term	Section Defined	Term	Section Defined
Bankruptcy Code	19.16	Operating Plan	5.5
		Overlap Specialists	5.3(b)
Baseline Sales	5.6	Product Materials	14.6
Calculated Royalty	6.4	Promoting Party	5.5
Clinical Supplies	9.2(a)	Qualified Manufacturer	9.1
Confidential Information	10.1	Revenue Share	5.7
Cooperation Committee/ Committee	3.1(a)	Sales and Marketing Plan	5.2
Co-Promote	5.3(b)	Third Party Claim	16.1
Co-Promoted Product	5.3(b)	Subject Transaction	13.4
Co-Promotion Option	5.3(a)	Subject Product	13.4
Co-Promotion Team	5.4(a)	Wind-down Period	14.4(a)(ii)
Development Costs	4.2(d)	ZARS	Introduction
Dispute	17.1	ZARS Indemnitees	16.1
Dispute Notice	17.2(a)	ZARS Independent Trial	4.2(a)
Exclusive Basis	2.4	ZARS New Indication	4.2(a)
Exclusivity Period	2.4	ZARS Product Enhancement	4.2(a)
Galderma	Introduction	ZARS Sales	5.6
Galderma Indemnitees	16.2	ZARS Specialists	5.3(b)
Galderma Specialists	5.3(b)
Generic Competition	6.6(b)
Generic Product	6.6(b)
Improvements	11.1
Improper Activities	2.3(c)
Indemnitee	16.3
Indemnitor	16.3
Infringing Product	11.3
JAMS	17.3
Knowledge	15.2
ARTICLE II
GRANT OF LICENSE
     2.1 License. Subject to the terms and conditions of this Agreement, ZARS hereby grants to Galderma and its Affiliates an exclusive license (even as to ZARS, except with respect to Article 5) during the term of this Agreement under the ZARS Patents and ZARS Know-How solely to use, develop, make, have made, import, sell, distribute, market, and promote Products for use in the Field in the Galderma Territory with a right to grant sublicenses as contemplated by Section 2.2. The rights to sell, distribute, market and promote Products granted pursuant to this Section 2.1 shall be subject to the limitations set forth in Article 5.
     2.2 Subcontractors and Sublicensees.
          (a) Use of Subcontractors. Galderma shall have the right, in accordance with this Section 2.2, to engage its Affiliates or third parties as sub-distributors or contract manufacturers under this Agreement; provided, that (a) none of the rights of ZARS hereunder are diminished or are otherwise adversely affected in any material respect as a result of such subcontracting and (b) the subcontractor is bound by a written agreement containing provisions as protective of any Product subject to such agreement and ZARS as this Agreement. In the event that Galderma engages any such subcontractor, then Galderma shall at all times be responsible for the performance by such subcontractor of Galderma’s obligations hereunder.
          (b) Sublicenses. If neither Galderma nor any of its Affiliates have direct operations in a particular country within the Galderma Territory outside the United States, Galderma shall have the right to engage a Third Party as a Sublicensee of a Product for such country. Galderma may grant Sublicenses under Section 2.1 to such Third Parties solely to sell, market, distribute and/or promote one or more Products in such country. Galderma may otherwise engage Sublicensees and grant Sublicenses only upon the approval of ZARS, not to be unreasonably withheld. In any event, Galderma shall use commercially reasonable efforts to ensure that (a) none of the rights of ZARS hereunder are diminished or are otherwise adversely affected in any material respect as a result of such Sublicense and (b) the Sublicensee is bound by a written agreement containing provisions as protective of any Product subject to such agreement and ZARS as this Agreement. In the event that Galderma sublicenses its rights hereunder to any such Sublicensee, then Galderma shall at all times be responsible for the performance by such Sublicensee of Galderma’s obligations hereunder. Promptly following the execution of each Sublicense, Galderma shall provide ZARS with an executed copy of such Sublicense, provided that, Galderma may redact from such Sublicense any terms that are commercially sensitive and not relevant to the terms of this Agreement, so long as the terms that are relevant to the terms of this Agreement, including the terms related to intellectual property and the royalties and other payments payable under this Agreement, remain comprehensible.
     2.3 Activities Outside the Territory and the Field.
          (a) Neither Galderma nor any of its Affiliates shall, directly or indirectly, register, market, sell, license, distribute and/or solicit customers for any Product outside the Field (whether inside or outside the Galderma Territory) or outside the Galderma Territory (whether or not within the Field). Galderma shall promptly notify ZARS in the event it has reason to believe that any Product sold by, or under the authority of Galderma or any of its Affiliates, has been or will be exported outside the Field (whether inside or outside the Galderma Territory) or outside the Galderma Territory (whether or not within the Field). In addition, Galderma agrees that neither it, nor any of its Affiliates, will sell or provide any Product to any Third Party (nor will Galderma or any such Affiliate cooperate with, assist or authorize any Third Party to sell any Product), if Galderma or any of its Affiliates knows, or has reason to know, that any Product sold or provided to the Third Party may be sold or transferred, directly or indirectly, for use outside the Field (whether inside or outside the Galderma Territory) or outside the Galderma Territory (whether or not within the Field).
          (b) Except as otherwise provided in Sections 4.2 and 5.3 of this Agreement and the Co-Promotion Agreement to be entered into by the Parties pursuant to Section 5.9, neither ZARS nor any of its Affiliates shall, directly or indirectly, register, market, sell, license, distribute and/or solicit customers for any Product in the Field in the Galderma Territory. ZARS shall promptly notify Galderma in the event it has reason to believe that any Product sold by, or under the authority of ZARS or any of its Affiliates, has been or will be sold in the Field in the Galderma Territory. ZARS agrees that neither it, nor any of its Affiliates, will sell or provide any Product to any Third Party (nor will ZARS or any such Affiliate cooperate with, assist or authorize any Third Party to sell any Product), if ZARS or any of its Affiliates knows, or has reason to know, that any Product sold or provided to such Third Party may be sold or transferred, directly or indirectly, for use in the Field in the Galderma Territory.
          (c) Notwithstanding the foregoing, either party shall have the right to have Products manufactured anywhere in the world provided that all Products so manufactured for Galderma are shipped by any such manufacturer directly to the Galderma Territory, and all Products manufactured for ZARS for use in the Field are shipped by any such manufacturer directly to a destination outside the Galderma Territory. In the event that either Party has reason to believe any Product manufactured by, or under the authority of such Party, or any of its Affiliates, (the “Manufacturing Party”) in the other Party’s Territory is being sold or distributed in such other Party’s Territory (other than sales outside the Field in the Territory by or under authority of ZARS, the “Improper Activities”), the Manufacturing Party shall promptly notify the non-Manufacturing Party and shall make commercially reasonable efforts to prevent such Improper Activities.
     2.4 Partnering of Products in the ZARS Territory. For a period of [ * ] following the Effective Date (the “Exclusivity Period”), the Parties shall discuss in good faith, on an Exclusive Basis, a potential collaboration regarding the commercialization of Products in the ZARS Territory. It is understood, however, that neither Galderma nor ZARS shall have any obligation to collaborate or enter into an arrangement or agreement with respect to the development and/or commercialization of Products in any country within the ZARS Territory, nor shall this Section 2.4 prevent ZARS from entering into any arrangement or agreement with a Third Party on any terms that ZARS may determine upon expiration of the Exclusivity Period. For purposes of this Section 2.4, “Exclusive Basis” shall mean that none of ZARS or any of its Affiliates, officers, directors, employees or agents shall, directly or indirectly, solicit or encourage in any manner, or engage in or continue, any discussions or negotiations with any other party (and shall affirmatively terminate any existing discussions or negotiations) regarding a potential collaboration regarding the commercialization of Products in the ZARS Territory.
     2.5 Non-Competition. During the term of this Agreement, none of ZARS or any of its Affiliates, nor Galderma or any of its Affiliates, shall sell, offer to sell, import, license, market, promote, or commercialize any Competing Product in the Galderma Territory.
     2.6 No Other Rights. Except for the rights and licenses expressly granted in this Agreement, each Party retains all rights under its intellectual property, and no additional rights shall be deemed granted to either Party by implication, estoppel or otherwise. The licenses and rights granted in this Agreement shall not be construed to convey any licenses or rights under the ZARS Patents and the ZARS Know-How with respect to any subject matter other than a Product, including, without limitation, any rights to Synera™, DuraPeel™, or any other product other than a Product, or the use of any technology or intellectual property other than as a Product.

ARTICLE III
GOVERNANCE
     3.1 Cooperation Committee.
          (a) Establishment. Within thirty (30) days following the Effective Date, ZARS and Galderma may elect to establish a Cooperation Committee (“Cooperation Committee” or the “Committee”) to oversee, review and coordinate the activities of the Parties under this Agreement, including, the development of a Product for registration, and the marketing and distribution of Products in the Field in the Galderma Territory, subject to the provisions of this Article 3 and the coordination of such activities outside the Territory.
          (b) Duties. The Committee shall, subject to mutual agreement of the Parties:
               (i) Coordinate clinical development efforts, and manufacturing efforts, including, manufacturing site transfer issues relating to Products;
               (ii) Exchange study protocols and pre-publication manuscripts; and
               (iii) Facilitate communication between the interested parties with respect to each Party’s activities under this Agreement.
     3.2 Committee Membership. The Committee shall each be composed of an equal number of representatives from each of Galderma and ZARS, selected by such Party. Subject to Galderma’s approval, in addition to its own representatives, ZARS shall also have the right to include on the Committee representatives of any ZARS partner for any Product outside the Galderma Territory.
     3.3 Committee Meetings. The Committee shall hold meetings at such times and places as shall be mutually agreed by the committee members, and may conduct meetings in person or by telephone conference.
     3.4 Disclosure of Information; Performance. The Parties agree that any Confidential Information shared by a Party through the Committee, or its representatives, or in the case of ZARS by any of its partner’s representative(s), shall not be used or disclosed by the party receiving such information except in accordance with the provisions of Article 10 hereof. In addition, ZARS shall have no obligation to disclose any confidential information of any ZARS partner for any Product distributed outside the Galderma Territory.
ARTICLE IV
DEVELOPMENT AND REGULATORY ACTIVITIES
     4.1 Galderma Development. Except as set forth below, Galderma shall, at its expense, use commercially reasonable efforts to carry out all clinical development, continuing non-clinical studies and other activities required to obtain Marketing Approvals for Products in the Galderma Territory. Galderma shall carry out all such activities in accordance with the provisions of this

Agreement. For the avoidance of doubt, ZARS shall retain the right to conduct clinical development, continuing non-clinical studies and other development activities in the Galderma Territory to obtain Marketing Approvals for Products outside the Galderma Territory. As set forth in Section 4.5(b), ZARS shall retain all rights in and to the Data in the Initial IND and Initial Marketing Approval and shall retain the right to rely upon and utilize such Data to support any pending or future INDs, Marketing Approvals, applications or submissions submitted to the FDA or any other regulatory bodies, including foreign Regulatory Authorities in connection with its development and commercialization activities hereunder. Galderma shall provide ZARS with the necessary assistance in securing all such rights as set forth in Section 4.5(b).
     4.2 Independent Trials by ZARS.
          (a) General. Except as set forth below, ZARS shall have the right, at ZARS’ expense, to conduct clinical development and other activities required or useful to obtain Marketing Approval for any (i) Product in any new indication in the Galderma Territory (a “ZARS New Indication”) and/or (ii) enhancements to any Product falling within the scope of the definition of “Product” hereunder (i.e., an improvement) (a “ZARS Product Enhancement”). In the event ZARS proposes to conduct a clinical trial for a ZARS New Indication or a ZARS Product Enhancement in the Galderma Territory (each, a “ZARS Independent Trial”), ZARS shall provide to Galderma a copy of the proposed protocol for such trial at least sixty (60) days prior to the commencement of the ZARS Independent Trial. Notwithstanding the foregoing, ZARS shall not have the right to conduct such ZARS Independent Trial if Galderma objects in writing within thirty (30) days after receiving such protocol, on the basis that Galderma reasonably believes that such ZARS Independent Trial is reasonably likely to have a material adverse effect on the safety profile or marketability of the Product; provided, further, that, if ZARS disagrees with Galderma as to whether such Independent Trial is reasonably likely to have a material adverse effect on the safety profile or marketability of the Product, such dispute shall be resolved in accordance with Article XVII below.
          (b) Regulatory Filings. ZARS shall be responsible for filing, in its own name and at its own expense, any IND in connection with any ZARS Independent Trial and shall have the right to access, reference and use all of Galderma’s, its Affiliates’ or Sublicensees’ Data, regulatory filings and regulatory communications associated with any MAAs or other approvals for a Product in the Galderma Territory in accordance with Section 4.5(b) and Section 4.8 in connection with any such Trial. Upon ZARS’ request, Galderma shall be responsible for filing any MAA with any Regulatory Authority in the Galderma Territory required to obtain Marketing Approval for any ZARS New Indication or ZARS Product Enhancement, in an expeditious manner. ZARS shall retain ownership of all the Data generated by ZARS in connection with any ZARS Independent Trial and shall have the same rights of access and use to any MAA filed by Galderma in connection with this Section 4.2(b) as with respect to the Initial MAA pursuant to Section 4.5(b).
          (c) Communications with FDA.
               (i) Interaction with the FDA. The Party responsible for a particular regulatory filing pursuant to Section 4.2(b) above (i.e., ZARS, with respect to the filing of an IND and Galderma, with respect to the filing of an MAA, if requested by ZARS) (the “Lead Regulatory Party”) shall oversee, monitor and coordinate all regulatory actions, communications and filings with, and submissions to, all applicable Regulatory Authorities in the Galderma Territory with respect to the regulatory submission for which such Party is the Lead Regulatory Party.
               (ii) Coordination with non-Lead Regulatory Party. The Lead Regulatory Party shall provide the non-Lead Regulatory Party with reasonable advanced notice (and in no event less than five (5) business days advance notice) of meetings (and telephone or similar interactions) with the FDA or any other Regulatory Authority within the Galderma Territory that are either scheduled or initiated by or under the authority of the Lead Regulatory Party (and immediate notice of any unscheduled interactions that are initiated by such a Regulatory Authority), and an opportunity to have a reasonable number (but at least two (2)) representatives participate in all substantive meetings and interactions with the FDA or any other Regulatory Authority in the Galderma Territory. In addition, the Lead Regulatory Party shall provide the non-Lead Regulatory Party with a copy of any material documents, information and correspondences submitted to the FDA or any other Regulatory Authority within the Galderma Territory as soon as reasonably practicable. The non-Lead regulatory Party shall have the opportunity to review and comment on all such documents, information and correspondences prior to their submission to the relevant Regulatory Authority in the Galderma Territory and the Lead Regulatory Party shall consider all such comments in good faith.
          (d) Co-Promotion of Products in New ZARS Indications and/or ZARS Product Enhancements. Upon receipt of Marketing Approval of any ZARS New Indication or ZARS Product Enhancement, such Product shall be considered a Co-Promoted Product pursuant to Article 5 and the provisions applicable to Co-Promoted Products shall apply to the promotion and sale of (i) such Product in such New ZARS Indication, if the ZARS Independent Trial related to approval in a new indication for an existing Product, or (ii) such ZARS Product Enhancement if the ZARS Independent Trial related to approval of a ZARS Product Enhancement mutatis, mutandis. For the avoidance of doubt, Sections 2.3 and 2.5 shall restrict the sale by ZARS and it Affiliates of any ZARS Product Enhancement (i) to Overlap Specialists for all Indications in the Field relating to aesthetic procedures and (ii) to Galderma Specialists for any Indication. The forgoing notwithstanding, in the case of a ZARS Product Enhancement, if Galderma, its Affiliate or Sublicensee, wishes to promote such ZARS Product Enhancement to Galderma Specialists in accordance with Section 5.3, Galderma shall reimburse ZARS for [ * ] of its documented and reasonable Development Costs associated with obtaining approval for such ZARS Product Enhancement. “Development Costs” for purposes of this Section 4.2(d) shall mean the following costs incurred by ZARS or its Affiliate in performing activities to obtain approval for a ZARS Product Enhancement: (i) out-of-pocket costs paid to Third Parties (such as contract research organizations, testing labs, imaging labs, quality assurance auditors or groups for trial sites or vendors, or other contractors) for the performance of such activities or in connection with obtaining regulatory approval thereof; (ii) out-of-pocket costs associated with purchasing quantities of Product for use in performing such activities; and (iii) out-of-pocket costs incurred with respect to meetings of investigators (single site, regional and global) and associated travel expenses.
          (e) Cooperation.
               (i) Manufacturing and Support for ZARS Product Enhancements. Galderma’s obligations to manufacture clinical and commercial supplies of Product pursuant to

Article 9, shall include the obligation to manufacture such supplies for ZARS Product Enhancements. Galderma shall use commercially reasonable efforts to obtain all requisite approvals to manufacture such ZARS Product Enhancements, either by itself or through a Third Party. In addition, Galderma shall provide technical and customer support for such ZARS Product Enhancements, consistent with the general level of effort and resources for such activities for a similar product owned by Galderma.
               (ii) General Cooperation for ZARS Independent Trials. Galderma shall cooperate with ZARS and use commercially reasonable efforts to assist ZARS in filing and obtaining Regulatory Approvals for, and maximizing the sales of, any Product in a ZARS New Indication and/or any ZARS Product Enhancement in the Galderma Territory. Such cooperation shall include, without limitation, assistance in obtaining Regulatory Approvals (including all requisite manufacturing approvals), preparation of promotional materials, provision of customer support and technical assistance and ensuring adequate clinical and commercial supply requirements in accordance with Article 9.
          (f) Expenses. Except as otherwise provided in Section 4.2(d), ZARS shall reimburse Galderma for any out-of-pocket, reasonable and documented costs incurred by Galderma in connection with any ZARS New Indication or ZARS Product Enhancement.
     4.3 Conduct of Activities. Each Party shall conduct those activities allocated to such Party under this Article 4 in compliance in all material respects with all applicable laws, rules and regulations and in accordance with good scientific and clinical practices, applicable under the laws and regulations of the country in which such activities are conducted.
     4.4 Regulatory Matters. Except as specified in Section 4.2 or elsewhere in this Agreement, Galderma shall be responsible, at its expense, for filing, obtaining and maintaining approvals for the development and commercialization of Products in the Galderma Territory, including any IND, MAA or Marketing Approval, as well as pricing or reimbursement approvals in the Galderma Territory. Galderma shall also obtain any export approvals required by any applicable Regulatory Authority to import or export any Product to any country within the Galderma Territory. All such filings will be in the name of Galderma, except where otherwise required by local law.
     4.5 Ownership of NDA and IND, Manufactured Product in the Galderma Territory.
          (a) Transfer. Within fifteen (15) business days after the payment by Galderma to ZARS of the initial license fee set forth in Section 6.1 below, ZARS shall transfer all rights, title and interest in the Initial Marketing Approval and Initial IND, to Galderma or its designated Affiliate and shall transmit all necessary and appropriate letters to the FDA advising the FDA of the transfer of ownership of the Initial Marketing Approval and Initial IND from ZARS to Galderma or its designated Affiliate. Galderma shall simultaneously transmit to the FDA all necessary and appropriate letters advising the FDA that it is the new owner of the Initial Marketing Approval and Initial IND and that it accepts all rights and responsibilities thereunder. Notwithstanding the transfer of the regulatory filings under this Section 4.5(a), Galderma may not use or reference any such regulatory filings, or any Data contained therein, for the development and/or commercialization of any product, other than a Product in the Field in the Galderma Territory.

          (b) Retained Rights. For clarity, Section 4.5(a) above shall not be deemed to transfer ownership of, and ZARS retains all rights, title and interest in and to, the Data submitted in support of the Initial Marketing Approval and Initial IND, including but not limited to, all safety and effectiveness data, and shall have the right (i) to rely upon and utilize such Data to support any pending or future INDs, Marketing Approvals, applications or submissions submitted to the FDA or any other regulatory bodies, including foreign Regulatory Authorities (including, without limitation in connection with ZARS’ development activities pursuant to Sections 4.1 and 4.2), to the extent consistent with the terms of this Agreement, including Sections 2.1, 2.3 and 2.5, and (ii) to retain copies of the Initial Marketing Approval and Initial IND and related documentation for its records. In addition, Galderma shall grant to ZARS and any ZARS designee access and any and all rights of reference to and use of the Initial Marketing Approval and Initial IND, and any supplements or amendments to such Approval or IND, necessary to support approval of any such pending or future INDs, Marketing Approvals, applications or submissions to the extent consistent with the terms of this Agreement, including Sections 2.1, 2.3, and 2.5, and shall transmit all necessary and appropriate letters to the FDA advising the FDA and other regulatory bodies, as appropriate, that such body may rely upon such Data and filings on behalf of ZARS or its designee in such circumstances, provided that ZARS shall indemnify Galderma in accordance with the provisions of Section 16.2 for losses incurred by Galderma relating to the exercise by ZARS of such rights. It is understood that such rights and access pursuant to this Section 4.5(b) shall extend to ZARS’ and its designees’ commercialization of products (including, without limitation, a Product) outside the Galderma Territory.
          (c) Expenses. Upon transfer of ownership of the Initial Marketing Approval and Initial IND to Galderma, Galderma shall assume the obligation to pay all FDA fees which become due after the Effective Date and are required to maintain the Initial Marketing Approval, including those for the FDA fiscal year ended 2007; provided, however, that the amount of such 2007 fees payable by Galderma shall be prorated from the Effective Date. In the event that ZARS shall have paid any of the above fees, Galderma shall reimburse ZARS for such payment within forty-five (45) days of ZARS providing documentation with respect to its payment of such fees.
     4.6 Regulatory Cooperation. Galderma will promptly provide ZARS with copies of all material documents, information and correspondence received from a Regulatory Authority in the Galderma Territory (including a summary of any material oral communications) in the Galderma Territory with respect to a Product and, upon reasonable request, with copies of any other documents, reports and communications from or to any Regulatory Authority in the Galderma Territory relating to any Product or activities under the Agreement in the Galderma Territory.
     4.7 Exchange of Data and Know-How.
          (a) By ZARS. Promptly after the Effective Date, ZARS will make available to Galderma all ZARS Data relating to a Product that is necessary, or materially useful, for Galderma to develop and/or commercialize a Product in the Field in the Galderma Territory, including all Data from any and all clinical trials and preclinical studies for a Product in the Field in the Galderma Territory that have been obtained by ZARS as of the Effective Date. For the avoidance of doubt, neither this Section 4.7, nor any other provision of this Agreement, shall require ZARS to provide to Galderma, or to grant to Galderma any right of access, reference or use of, any ZARS Data, or any regulatory filings or communications containing such ZARS Data, to the extent such Data relates solely to a ZARS Product Enhancement that Galderma does not elect to promote under Section 4.2(d).
          (b) By Either Party. During the term of this Agreement, each Party shall provide to the other Party all such Party’s Know-How (i.e., in case of ZARS, ZARS Know-How, and in the case of Galderma, all Galderma Know-How) that is Controlled by such Party and that has not previously been provided hereunder, in each case promptly upon request by the other Party. The Party providing such Party’s Know-How shall provide the same in electronic form to the extent the same exists in electronic form, and shall provide copies or an opportunity to inspect (and copy) for all other materials comprising such Know-How (including for example, original patient report forms and other original source data). The Parties will cooperate and reasonably agree upon formats and procedures to facilitate the orderly and efficient exchange of the ZARS Know-How and the Galderma Know-How. Galderma hereby grants to ZARS during the term of this Agreement a non-exclusive, worldwide, royalty-free license, with the right to sublicense, under any such Galderma Know-How solely to make, have made, use, sell, offer for sale, import, practice and otherwise exploit a Product, subject to the exclusive rights granted to Galderma under this Agreement with respect to a Product in the Field in the Galderma Territory. The obligations under this Section 4.7(b) relate to information sharing when and if a Party develops such Know-How, and it is understood and agreed that, except as otherwise provided in this Agreement, neither Party shall be required to develop or create any additional Know-How.
     4.8 Sharing of Regulatory Filings. Without limiting Section 4.6 or 4.7 above, Galderma shall permit ZARS to access, and shall provide ZARS with sufficient rights to reference and use in association with exercising its rights and performing its obligations under this Agreement, all of Galderma’s, its Affiliates’ and Sublicensees’ Data, regulatory filings and regulatory communications associated with any submissions of MAAs or other approvals for a Product in the Galderma Territory.
     4.9 Regulatory Inspection Right; etc.
          (a) Each Party shall permit the other Party, and/or an authorized representative reasonably acceptable to such permitting Party, to enter the relevant facilities of it and its Affiliates once per calendar year during normal business hours and upon reasonable advance notice to inspect and verify compliance with applicable regulatory and other requirements as well as with this Agreement. Such inspection right shall include the right to examine any internal procedures or records of such Party primarily relating to a Product. Each Party shall give the other Party or its authorized representative, all necessary and reasonable assistance for a full and correct carrying out of the inspection. Such inspection shall not relieve either Party of any of its obligations under this Agreement.
          (b) Each Party shall use commercially reasonable efforts to secure for the other Party the rights set forth in Section 4.9(a) from such Party’s Sublicensees, trial sites and other contractors for a Product. In the event either Party is unable to secure such inspection rights from any of its Sublicensees, trial sites or contractors, such Party agrees to use commercially reasonable efforts to secure such rights for itself and, if requested by the other Party, shall exercise such rights, at its own expense, on behalf of the other Party and fully report the results thereof to such other Party.
     4.10 Reporting; Adverse Drug Reactions. Promptly following the Effective Date but in no event later than six (6) months thereafter, Galderma and ZARS will develop and agree upon safety data exchange procedures in a separate and detailed Safety Agreement. ZARS shall use commercially reasonable efforts to have any relevant Affiliates and other licensees become a party to such Safety Agreement. Such agreement will describe the coordination of collection, investigation, reporting, and exchange of information concerning adverse events relating to Products (as defined in the then current edition of ICH Guidelines and any other relevant regulations or regulatory guidelines or any other safety problem of any significance, hereafter “Adverse Events”), product quality and product complaints involving Adverse Events, sufficient to permit each party, its Affiliates, Sublicensees or licensees to comply with its legal obligations, including to the extent applicable, those obligations contained in ICH guidelines. The safety data exchange procedures will be promptly updated if required by changes in legal requirements or by agreement between the parties. In any event, each party shall inform the other party of any Adverse Event of which it becomes aware in a timely manner commensurate with the seriousness of the Adverse Event. Galderma will be responsible for reporting all Adverse Events to the appropriate regulatory authorities in the countries in the Galderma Territory in accordance with the appropriate laws and regulations of the relevant countries and authorities and ZARS or its other licensees will be responsible for reporting all Adverse Events to the appropriate regulatory authorities in the ZARS Territory. Galderma will ensure that its Affiliates and Sublicensees comply with all such reporting obligations, and ZARS will ensure that its Affiliates and other licensees comply with all such reporting obligations. In addition, Galderma shall be responsible for implementing and maintaining a global safety database for the Products. Each party will designate a safety liaison to be responsible for communicating with the other party regarding the reporting of Adverse Events. ZARS shall reimburse Galderma for reasonable and documented out-of-pocket costs incurred solely in connection with the performance of Galderma’s obligations under this Section 4.10 in respect of any Product promoted by ZARS pursuant to Section 5.3, and such reimbursement shall not include, for the avoidance of doubt, any costs or expenses relating to product liability claims.
ARTICLE V
COMMERCIALIZATION AND PROMOTION
     5.1 Galderma Commercialization. Except as provided below, Galderma shall be responsible for commercialization, marketing and promotion of Products in the Field in the Galderma Territory.
     5.2 Sales and Marketing Plan. Except as provided below, Galderma shall establish the plans for marketing, promotion and commercialization (including sales forecasts) of each Product in the Field in the Galderma Territory (each, a “Sales and Marketing Plan”), and shall provide such Plan to ZARS. For the initial Product, Galderma shall provide such Sales and Marketing Plan to ZARS within ninety (90) days after the Effective Date, and for any additional Product (i.e., an improvement or line extension of the Product), Galderma shall provide such Sales and Marketing Plan at least one hundred eighty (180) days prior to the Launch of such Product. After establishment of the initial Sales and Marketing Plan for a Product, Galderma shall update such Plan at least annually and shall provide any such update to ZARS. Each Sales and Marketing Plan shall be prepared in reasonable detail.
     5.3 Co-Promotion Option of ZARS.
          (a) Exercise of Co-Promotion Option. ZARS shall have an option to Co-Promote the Product (“Co-Promotion Option”) in the United States in accordance with the terms and conditions of this Article 5. ZARS’ Co-Promotion Option may be exercised, at any time at ZARS’ discretion, upon ninety (90) days written notice to Galderma. ZARS may terminate its Co-Promotion of a particular Product in a particular country at any time upon sixty (60) days prior notice to Galderma.
          (b) Scope of Co-Promotion. As used in this Agreement, “Co-Promote” shall mean to jointly promote a Product in the Field in the Galderma Territory through Galderma’s and ZARS’ respective sales forces under a single trademark in a given country in the Galderma Territory, including conducting details and other sales and promotional activities, with Galderma handling distribution and collection. Upon exercise of its Co-Promotion Option, ZARS shall have exclusive rights to promote (even as to Galderma) each Product with respect to which it has exercised its Co-Promotion Option (each a “Co-Promoted Product”) (i) to specialists in the following areas: neurology, pain management, rheumatology, orthopedic surgery, sports medicine, anesthesiology and their associated hospital-based residency programs, as well as all managed care and other institutions for use by such specialists, and (ii) to all other healthcare providers, including managed care and other institutions, to which Galderma is not promoting the Product for any Indication in the Field, in the case of this Section 5.3(b)(ii) only, subject to Galderma’s approval, not to be unreasonably withheld (the “ZARS Specialists”). Galderma shall have exclusive rights to promote to all other healthcare providers for use in the Field, other than to the ZARS Specialists (the “Galderma Specialists”). The forgoing notwithstanding, with respect to primary care and internal medicine specialists (the “Overlap Specialists”) Galderma shall have the right to promote to such Overlap Specialists for all Indications in the Field relating to aesthetic procedures and ZARS shall have the right to promote to such Overlap Specialists for all other Indications in the Field. For the avoidance of doubt, the prevention of pain associated with vascular access shall not be considered an aesthetic procedure. Galderma shall use commercially reasonable efforts to effectuate all sales generated by ZARS’ promotional efforts, including, without limitation, to managed care and institutional customers.
     5.4 Co-Promotion Team.
          (a) Establishment. Upon ZARS’ exercise of its Co-Promotion Option with respect to a Product in accordance with Section 5.3, the Parties shall establish a working group (the “Co-Promotion Team”) consisting of an equal number of representatives from each Party to provide a forum to review and monitor the conduct and progress of the commercialization of Co-Promoted Products in the Galderma Territory.
          (b) Responsibilities. The Co-Promotion Team shall review and comment on: (i) the Operating Plan for each Co-Promoted Product for an approved indication in the Galderma

Territory, (ii) the goals and strategy for the promotion of Co-Promoted Products in the Field in the Galderma Territory; and (iii) performing such other functions as are specifically designated for the Co-Promotion Team in this Agreement or otherwise as agreed by the Parties.
     5.5 Operating Plan. Each Party shall establish in good faith the operating plan (each an “Operating Plan”) for its own Co-Promotion activities with respect to the Co-Promoted Product setting forth in reasonable detail the activities to be conducted by such Party (the “Promoting Party”). After establishment of an initial Operating Plan for a Co-Promoted Product, the Co-Promotion Team shall review and comment on such Operating Plan. The Promoting Party shall consider in good faith the comments of the Co-Promotion Team. After establishment of the initial Operating Plan for a Co-Promoted Product to the Galderma Specialists, the ZARS Specialists or the Overlap Specialists, as the case may be, the Co-Promotion Team shall review and comment on such Operating Plan at least annually and prior to any material modification or addition thereto, and in so doing shall consider the reasonable suggestions of the non-Promoting Party with respect thereto. The foregoing notwithstanding, if ZARS is the Promoting Party and Galderma reasonably believes ZARS’ proposed Operating Plan, or any material modification or addition thereto, will have a material adverse effect on sales of a Product by Galderma or its Affiliates or Sublicensees, if ZARS does not incorporate Galderma’s proposed changes to alleviate such material adverse effect, or otherwise modify the Plan, or modification or amendment thereto, to Galderma’s reasonable satisfaction, the dispute as to whether the ZARS proposed course of action pursuant to such Plan, or modification or amendment thereto, will have a material adverse effect on a Product shall be resolved in accordance with Article XVII.
     5.6 Revenue Share. Each Party shall bear its own costs in connection with the promotion of any Product hereunder. With respect to Net Sales generated from sales to ZARS Specialists or from sales to Overlap Specialists for Indications in the Field other than those relating to aesthetic procedures, or from sales for use (or prescriptions by) the ZARS Specialists or such Overlap Specialists (collectively defined as the “ZARS Sales”), Galderma or its designated Affiliate shall collect amounts owed from sales to such ZARS Specialists or Overlap Specialists on behalf of ZARS and shall pay over to ZARS [ * ], less (i) [ * ], (ii) [ * ], (iii) [ * ], (iv) [ * ] and (v) [ * ]; it being understood and agreed that no Galderma cost shall be counted more than once in calculating the amount of the payments to be made to ZARS. [ * ]. The Co-Promotion Agreement to be entered into pursuant to Section 5.9 hereof shall include mechanisms for tracking sales of Products, including, without limitation tracking sales of Products to the Overlap Specialists. If there are disagreements as to which Net Sales are to be allocated to ZARS as ZARS Sales, such disputes will be resolved in accordance with Article XVII. For the avoidance of doubt, all Baseline Sales shall be subject to the royalty provisions of Article 6.
     5.7 Reporting and Payment of Revenue Share. All revenue share amounts due pursuant to Section 5.6 hereunder (the “Revenue Share”) shall be calculated and payable on a quarterly basis, and shall be paid within forty five (45) days following the end of each calendar quarter, simultaneously with the royalty payments and royalty payment reports set forth in Section 6.2(b). Galderma shall provide to ZARS within forty five (45) days following the end of each calendar quarter, a written report in a form to be agreed upon the Parties as part of the Co-Promotion Agreement entered into in accordance with Section 5.9, indicating the amount of Net Sales derived from ZARS Sales during such quarter (including quantity of Product sold), by country, and by party

(i.e., Galderma and its Sublicensees and Affiliates), the gross amounts invoiced that correspond to such Net Sales, and amounts deducted from such Net Sales in accordance with Section 5.6 in order to calculate the Revenue Share due.
     5.8 Promotional Materials. Galderma shall provide the promotional, advertising, educational and communication materials for each Product in the Field in the Galderma Territory. ZARS Sales Representatives may modify, change or alter the promotional, advertising, educational and communication materials provided by Galderma in order to market the Product pursuant to its co-promotion rights, subject to the prior written consent of Galderma, not to be unreasonably withheld or delayed. ZARS Sales Representatives shall use such materials solely for the purpose of exercising their rights and performing their obligations under this Agreement. ZARS shall ensure that its Sales Representatives perform in compliance with all applicable laws, rules and regulations.
     5.9 Additional Terms. As soon as reasonably practicable after the Effective Date, and in no event more than nine (9) months after the Effective Date, the Parties shall enter into a Co-Promotion Agreement setting forth such additional terms as the Parties may agree regarding the Parties activities and responsibilities with respect to Co-Promoted Products. Such terms shall include detailing efforts of the Parties, sales tracking mechanisms, training of Sales Representatives, minimum qualifications for such Sales Representatives, processes for handling medical complaints and inquires, processes for handling product recalls, record keeping and other customary terms regarding confidentiality, indemnification and the like. It is understood that ZARS right to Co-Promote a Product, and the remaining provisions of this Article 5, shall not be conditioned or contingent upon entering into or completing such Co-Promotion Agreement. The Parties shall negotiate such Co-Promotion Agreement in good faith, taking into account each Party’s commercial, accounting and other objectives.
ARTICLE VI
PAYMENTS
     6.1 Initial License Fee. Galderma shall pay to ZARS an initial license fee in the amount of Forty Million Dollars ($40,000,000) in accordance with the payment provisions of Article 7, Thirty Million Dollars ($30,000,000) of which shall be payable within five (5) business days following the Effective Date (provided that, so long as the Effective Date shall have occurred, Galderma shall make such payment no later than March 30, 2007, even if such date is earlier than five (5) business days after the Effective Date), and Ten Million Dollars ($10,000,000) of which shall be payable within ten (10) business days following the completion of production of and issuance by GPSG of the Certificate of Compliance and the Certificate of Analysis for three commercial batches of the Product. The initial license fee set forth in this Section 6.1 shall not be refundable or creditable against any future royalties or other payments by Galderma to ZARS under this Agreement.
     6.2 Royalty Payments.

          (a) Royalty Rate. Subject to the terms and conditions of this Agreement, in further consideration of the rights granted to Galderma under this Agreement, Galderma shall pay to ZARS royalties at the rate set forth below on Net Sales of Products in the Galderma Territory:

Annual Net Sales of Product	Royalty Rate
Portion of Annual Net Sales of Product up to and including [ * ]	[ * ]

Portion of Annual Net Sales of Product in excess of [ * ]	[ * ]
As used herein, “Annual Net Sales” means the sum of the Net Sales of each Product by Galderma and its Affiliates and Sublicensees in any given calendar year, excluding, for the avoidance of doubt, any Net Sales with respect to which ZARS receives a Revenue Share under Section 5.6 in lieu of a royalty under this Section 6.2. It is understood and agreed that the royalty rate corresponding to the applicable Net Sales amount as set forth above shall be due on the portion of Net Sales in a specific royalty band during the applicable calendar year. By way of illustration only, if Galderma and its Affiliates and Sublicensees have Annual Net Sales of a Product equal to [ * ] in a given calendar year, then the royalty payments to ZARS in such calendar year shall total [ * ]. For the avoidance of doubt, all Baseline Sales shall be subject to the royalty provisions of this Article 6.
          (b) Reports and Royalty Payment. All royalties due hereunder shall be calculated and payable on a quarterly basis, and shall be paid within forty-five (45) days following the end of each calendar quarter. Galderma shall provide to ZARS within forty-five (45) days following the end of each calendar quarter, a written report in substantially the form set forth in Exhibit 6.2(b) attached hereto, indicating the amount of Net Sales during such quarter (including quantity of Product sold), by country, and by party (i.e., Galderma and its Sublicensees and Affiliates), the gross amounts invoiced that correspond to such Net Sales, and a calculation of the royalties due. Any amounts due under Section 6.2(a), after taking into account any adjustments set forth in Sections 6.3, 6.4 or 6.5, for such calendar quarter shall accompany such statement.
     6.3 Adjustment to Net Sales for Excess COGS; Cooperation.
          (a) Subsidy. For each unit of Product purchased by Galderma, or its Affiliates or Sublicensees pursuant to the GPSG Agreement at a per 30 gram unit price in excess of [ * ] prior to [ * ], Galderma shall be permitted to deduct from royalties payable to ZARS hereunder in respect of such unit the amount by which such price exceeds [ * ]. Galderma shall not adjust the 30 gram unit size unless the Parties mutually agree upon a proportionate adjustment to the [ * ] price.
          (b) Cooperation. ZARS and Galderma agree that that they shall cooperate and use their commercially reasonable efforts for a period of [ * ] following the Effective Date to lower the per 30g unit price of Product. Galderma shall be responsible, in its sole discretion, for identifying and implementing improvements to the manufacturing process of the Product and related components, including activities, as it may determine, related to increasing production capacity and/or reducing manufacturing costs, such as the procurement of additional capital equipment, manufacturing site transfers, etc. ZARS shall use its commercially reasonable efforts to assist Galderma, as may be reasonably requested by Galderma, in identifying and implementing improvements to the manufacturing process. Each Party will bear its own costs in connection with the foregoing activities, and ZARS shall use its commercially reasonable efforts to cooperate with Galderma with respect thereto, upon reasonable request thereof from Galderma.
     6.4 Minimum Royalties.
          (a) Thresholds. Subject to sections 6.6, 6.7, 14.2 and 14.4(a)(ii), if Net Sales in any successive calendar year beginning after the Launch (each such successive calendar year to be deemed an “Agreement Year”) are insufficient to generate the minimum royalties set forth below (prior to taking into account any adjustment to be made to such royalties under Section 6.3), Galderma shall pay to ZARS an additional amount equal to the difference between (i) the minimum royalties set forth below for the applicable Agreement Year and (ii) the royalties payable to ZARS under Section 6.2 for such Agreement Year (prior to taking into account any adjustment to be made to such royalties under Section 6.3):

Agreement Year	Minimum Royalties
1	[ * ]

2	[ * ]

3	[ * ]

4	[ * ]
          (b) Subsequent Years. The minimum royalties after the fourth (4th) Agreement Year shall equal [ * ].
     6.5 Discounting. In the event that Galderma or its Affiliates sell a Product to a Third Party who also purchases other products or services from Galderma or its Affiliates, and Galderma or its Affiliates discount the purchase price of a Product to a greater degree than Galderma or its Affiliate generally discounts the price of their other products or services to such customer then, in such case, the Net Sales for the sale of a Product to such Third Party shall be deemed to equal the price of the Product had such discount been applied on a proportionate basis to the Product and such other products or services.
     6.6 Reduction for Generic Competition and Adverse Developments.
          (a) In the event of Generic Competition (as defined below) with respect to a Product within the Field in a country in the Galderma Territory and thereafter for so long as such Generic Competition persists, the royalties payable under Section 6.2 with respect to a Product sold in such country shall be reduced to [ * ] of Net Sales and if such Generic Competition is in the United States, the minimum royalty obligation under Section 6.4 shall not apply during such period; and

          (b) For purposes of this Section 6.6, “Generic Competition” with respect to a Product in a country within the Galderma Territory shall be deemed to commence only: (i) one or more Generic Product(s) are being marketed for an approved indication of a Product in such country; and (ii) such Generic Product(s) represent a total unit volume of at least [ * ] of the combined unit volume of a Product and such Generic Product(s) for all indications in the Field, in the aggregate, in such country for the preceding calendar quarter, determined by the number of prescriptions given for a Product and such Generic Product(s), in the aggregate, during such preceding calendar quarter (as measured by a Scott Levin audit or other mechanism agreed upon by the Parties); and “Generic Product” shall mean a generic product that: (A) is substantially similar to a Product; (B) obtained Marketing Approval solely by means of an ANDA filing or a similar procedure for establishing equivalence to a Product that does not involve additional clinical trials; and (C) is legally marketed in such country in the Field by an entity other than Galderma, its Affiliates or its Sublicensees.
     6.7 Reduction for Adverse Developments. In the event of an Adverse Development (as defined below), the Parties shall discuss directly, or through the Committee, if the Committee is in existence, to what extent the minimum royalty thresholds under Section 6.4 should be reduced to appropriately reflect such Adverse Development. For purposes of this Section 6.7, “Adverse Development” shall mean a development that (a) materially and adversely impacts the market for a Product or Galderma’s ability to sell a Product, (b) is beyond Galderma’s control, and (c) makes attainment of the minimum royalty thresholds under Section 6.4 not commercially reasonable.
ARTICLE VII
PAYMENTS; BOOKS AND RECORDS
     7.1 Payment Method. All payments under this Agreement shall be made by bank wire transfer in immediately available funds to an account designated by the Party to which such payments are due. Any payments or portions thereof due under this Agreement that are not paid within five (5) business days of the date such payments are due under this Agreement shall bear interest at a rate equal to the lower of (i) the prime rate as reported by the Chase Manhattan Bank, New York, plus [ * ] per year, or (ii) the maximum rate permitted by law, calculated on the number of days such payment is delinquent, compounded monthly and computed on the basis of a three hundred sixty five (365) day year. This Section 7.1 shall in no way limit any other remedies available to the Parties.
     7.2 Currency Conversion. Unless otherwise expressly stated in this Agreement, all amounts specified in this Agreement are in United States Dollars, and all payments by one Party to the other Party under this Agreement shall be paid in United States Dollars. If any currency conversion shall be required in connection with the payment of the transfer price or royalties under this Agreement, such conversion shall be calculated using the average exchange rate for the conversion of foreign currency into United States Dollars, quoted for current transactions for both buying and selling United States Dollars, as reported in the Wall Street Journal (U.S. Western Edition) for each business day of the calendar quarter to which such payment pertains.

     7.3 Taxes.
          (a) Withholding Taxes. If laws or regulations require withholding by Galderma of any taxes imposed upon ZARS on account of any royalties, the Revenue Share or other payments paid under this Agreement, such taxes shall be deducted by Galderma as required by law from such payment and shall be paid by Galderma to the proper taxing authorities. Official receipts of payment of any withholding tax shall be secured and sent to ZARS as evidence of such payment together with any other appropriate evidence issued by the appropriate governmental authority sufficient to enable ZARS to support a claim for income tax credit in respect of any sum so withheld. The Parties will exercise their reasonable efforts to ensure that any withholding taxes imposed are reduced as far as possible under the provisions of any applicable tax treaty, and shall cooperate in filing any forms required for such reduction; in that regard, for example, if any documentation or certification is required to eliminate withholding taxes on a payment due to ZARS hereunder, then upon request by ZARS, Galderma will defer such payment until such documentation or certification is obtained, or ZARS otherwise requests such payment be made, at which time such payment shall promptly be made). If official receipts are not provided to ZARS, Galderma shall pay to ZARS the withheld amount. All payments hereunder shall be made by a Party from an entity resident in Switzerland or the United States from a bank located in such country.
          (b) Sales Taxes. Any sales taxes (including any consumption tax or value added tax), use tax, transfer taxes, duties or similar governmental charges required to be paid in connection with the initial license fee payable under Section 6.1, or any royalty, Revenue Share or other payments hereunder, shall be paid by the Party that is legally responsible therefor, subject to the right of collection by the other Party as permitted by applicable law.
     7.4 Records; Financial Inspection. Galderma shall keep, and require its Affiliates and Sublicensees to keep, complete, true and accurate books of accounts and records for the purpose of determining the amounts payable to ZARS pursuant to this Agreement. Such books and records shall be kept for at least three (3) years following the end of the calendar quarter to which they pertain. Such records will be open for inspection by an independent auditor chosen by ZARS and reasonably acceptable to Galderma for the purpose of verifying the amounts payable by Galderma hereunder. Such inspections may be made no more than once each calendar year, at reasonable times and on reasonable prior written notice. Such records for any particular calendar quarter shall be subject to no more than one inspection. The independent auditor shall be obligated to execute a reasonable confidentiality agreement prior to commencing any such inspection. Inspections conducted under this Section 7.4 shall be at the expense of ZARS, unless a variation or error producing an underpayment in amounts payable exceeding [ * ] of the amount paid for a period covered by the inspection is established, in which case all reasonable costs relating to the inspection for such period and any unpaid amounts that are discovered shall be paid by Galderma, together with interest on such unpaid amounts at the rate set forth in Section 7.1 above. The Parties will endeavor in such inspection to minimize disruption of Galderma’s normal business activities to the extent reasonably practicable.

ARTICLE VIII
CERTAIN COVENANTS
     8.1 Commercially Reasonable Efforts of Galderma. The Parties shall use commercially reasonable efforts to develop, achieve Marketing Approval and maximize the sales of Products in the Galderma Territory in an expeditious manner. Without limiting the foregoing, the Parties’ commercially reasonable efforts shall include the following: (a) promoting Products in accordance with Galderma’s standard business practices, and (b) applying reasonable, financial, personnel and facilities resources in support of their commercialization efforts.
     8.2 Communications.
          (a) General. Each Party shall keep the other Party fully and promptly informed as to its progress and activities relating to the development, commercialization, marketing and promotion of Products in the Galderma Territory, including with respect to regulatory matters and meetings with Regulatory Authorities, by way of updates to the other Party or through the Committee, if the Committee is then in existence, or as otherwise specified in this Agreement, or as reasonably requested by the other Party at any other time.
          (b) Progress Reports. Within thirty (30) calendar days of the end of each month for the first twenty four (24) months after the Effective Date, and within thirty (30) calendar days of the end of each quarter on a quarterly basis thereafter, Galderma shall provide ZARS with written progress reports for each month, or quarter, as the case may be, regarding the sales of a Product by Galderma in the Galderma Territory. Such reports shall include (i) the volume of all sales of Product, (ii) the total revenue for all sales of Product, and (iii) the average selling price of each unit of Product, including a list of major promotions and selling price reductions. Galderma will provide ZARS with an annual evaluation of the current and expected market situations with respect to Product in the Galderma Territory. This evaluation will be provided to ZARS in January of each calendar year of this Agreement.
     8.3 Payment of Royalties. ZARS shall timely pay all royalties owing under the Utah Agreement and the Anesta Agreement and shall otherwise comply in all material respects with the provisions thereof.
ARTICLE IX
PRODUCT SUPPLY AND DISTRIBUTION
     9.1 Product Supply. ZARS shall supply, solely in accordance with, and solely pursuant to its rights under, the GPSG Agreement and the Mutual Termination Agreement, Galderma with all of Galderma’s, its Affiliates and Sublicensees requirements for the Product for the Galderma Territory from the Effective Date until the earlier of (a) the date upon which ZARS rights with respect to the Product in the Galderma Territory under the GPSG Agreement are assigned directly to Galderma, (b) the date upon which the manufacturing process is transferred from GPSG to Galderma or to another qualified manufacturing facility (a “Qualified Manufacturer”) and (c) the date upon which the GPSG Agreement terminates or expires (the “Manufacturing Transition Date”). Upon the Manufacturing Transition Date, ZARS shall have no further obligation to supply to Galderma requirements of Galderma, its Affiliates or Sublicensess. Galderma shall have the right to review, comment on and consent to the GPSG Agreement, such comments and consent not to be unreasonably withheld or delayed. ZARS shall use commercially reasonable efforts to execute the GPSG Agreement as promptly as practicable after the date hereof and assign its rights thereunder with respect to the Product in the Galderma Territory to Galderma as promptly as practicable after the Effective Date. As soon as commercially reasonable after the execution of this Agreement, Galderma shall submit to ZARS the artwork, NDC number, forecasting projections and any other information required under the Mutual Termination Agreement and/or the GPSG Agreement in order for GPSG to initiate production of Product pursuant to such Agreement(s).
     9.2 Clinical and Research Supplies; Samples.
          (a) Clinical and Research Supplies. After such time as Galderma has established a direct manufacturing arrangement with GSPG, or otherwise established its own source of supply of Product, Galderma shall supply ZARS with such quantities of a Product as are reasonably requested by ZARS in order for it to conduct clinical trials and other research and development activities with respect to Products, including, without limitation, ZARS Independent Trials (“Clinical Supplies”), and ZARS shall compensate Galderma for such quantities at a transfer price equal to Galderma COGS. The Parties shall establish reasonable procedures for ZARS to forecast and submit and Galderma to fill orders for a Product for such purposes, and shall compensate Galderma for such Clinical Supplies at a transfer price equal to Galderma COGS, plus shipping costs.
          (b) Product Samples. Galderma shall supply ZARS with mutually agreed quantities of Product sales samples upon request by ZARS, and shall compensate Galderma for such samples at a transfer price equal to Galderma COGS, plus shipping costs.
ARTICLE X
CONFIDENTIALITY
     10.1 Confidential Information. Except as expressly provided in this Agreement, the Parties agree that the receiving Party shall not publish or otherwise disclose and shall not use for any purpose other than as permitted under this Agreement any information furnished to it by the other Party hereto under this Agreement (collectively, “Confidential Information”). Notwithstanding the foregoing, Confidential Information shall not include information that:
          (a) was already known to the receiving Party, other than under an obligation of confidentiality, at the time of disclosure or, as shown by written documentation, was developed by the receiving Party independent of disclosure by the disclosing Party;
          (b) was available to the public or otherwise part of the public domain at the time of its disclosure to the receiving Party; other than through any act or omission of the receiving Party in breach of this Agreement;

          (c) was subsequently lawfully disclosed to the receiving Party by a person other than the disclosing Party, and who did not directly or indirectly receive such information from disclosing Party; or
          (d) is developed by the receiving Party without use of or reference to any information or materials disclosed by the disclosing Party.
     10.2 Permitted Disclosures. Notwithstanding the provisions of Section 10.1 above and subject to Sections 10.3 and 10.4 below, each Party hereto may use, and may disclose the other Party’s Confidential Information to its Affiliates, licensees, permitted Sublicensees and any other Third Parties, to the extent such use and disclosure is reasonably necessary in exercising the rights granted to it, or reserved by it, under this Agreement, prosecuting or defending litigation, complying with applicable governmental laws or regulations, submitting information to tax or other governmental authorities or conducting clinical trials hereunder with respect to a Product. If a Party is required by law or regulations to make any such disclosure of the other Party’s Confidential Information, to the extent it may legally do so, it will give reasonable advance notice to the latter Party of such disclosure and, save to the extent inappropriate in the case of patent applications or otherwise, will use its good faith efforts to secure confidential treatment of such Confidential Information prior to its disclosure (whether through protective orders or otherwise). For any other disclosures of the other Party’s Confidential Information, including to Affiliates, licensees, permitted Sublicensees, partners and other Third Parties, a Party shall ensure that the recipient thereof is bound by a written confidentiality agreement as materially protective of such Confidential Information as this Article 10.
     10.3 Confidential Terms. Each Party agrees not to disclose to any Third Party the terms of this Agreement without the prior written consent of the other Party hereto, except each Party may disclose the terms of this Agreement: (a) to advisors (including financial advisors, attorneys and accountants), actual or potential acquisition partners or private investors, and others on a need to know basis, in each case under the confidentiality provisions substantially equivalent to those in this Agreement, or in the case of financial advisors, attorneys, accountants and private investors, confidentiality provisions customary for that type of professional; or (b) to the extent necessary to comply with applicable laws and court orders, including securities laws, regulations or guidances; provided that in the case of paragraph (b) the disclosing Party shall promptly notify the other Party and (other than in the case where such disclosure is necessary, in the reasonable opinion of the disclosing Party’s legal counsel, to comply with securities laws, regulations or guidances) allow the other Party a reasonable opportunity to oppose with the body initiating the process and, to the extent allowable by law, to seek limitations on the portion of the Agreement that is required to be disclosed. Notwithstanding the foregoing, the Parties shall discuss whether a mutual press release to announce the execution of this Agreement should be issued, together with a corresponding Question & Answer outline for use in responding to inquiries about the Agreement; thereafter, each Party may each disclose to Third Parties the information contained in any such press release and Question & Answer outline without the need for further approval by the other Party.
     10.4 Prior Non-Disclosure Agreements. Upon execution of this Agreement, the terms of this Article 10 shall supersede any prior non-disclosure, secrecy or confidentiality agreement between the Parties. Any information disclosed under such prior agreements shall be deemed disclosed under this Agreement.
ARTICLE XI
PATENT PROSECUTION AND ENFORCEMENT
     11.1 Ownership of Inventions. Title to all inventions and other intellectual property made solely by Galderma personnel in connection with this Agreement shall be owned by Galderma. Title to all inventions and other intellectual property made solely by ZARS personnel in connection with this Agreement shall be owned by ZARS. Title to all inventions and other intellectual property made jointly by personnel of ZARS and Galderma in connection with this Agreement shall be jointly owned by ZARS and Galderma. Prosecution of any patent with respect to such jointly-owned inventions and intellectual property shall be solely as mutually agreed. Except as expressly provided in this Agreement, it is understood that neither Party shall have any obligation to obtain any approval of nor pay a share of the proceeds to the other Party to practice, enforce, license, assign or otherwise exploit such jointly-owned inventions or intellectual property, and each Party hereby waives any right it may have under the laws of any country to require such approval or sharing. Galderma hereby grants to ZARS a non-exclusive, worldwide, irrevocable, royalty-free license, with the right to sublicense, under any Improvements to make, have made, use, sell, offer for sale, import, practice and otherwise exploit such Improvements, subject to the exclusive rights granted to Galderma under this Agreement with respect to a Product in the Field in the Galderma Territory. As used herein, “Improvements” means any patent or invention made by or under authority of Galderma using, or in connection with development and/or commercialization, marketing and/or promotion of, a Product, in each case, to the extent the same is owned or Controlled by Galderma or its Affiliates.
     11.2 Prosecution and Maintenance of ZARS Patents. As between Galderma and ZARS, ZARS shall, at its expense, have responsibility for the filing, prosecution and maintenance of all ZARS Patents in the Galderma Territory. Galderma shall have the right to review pending patent applications and make recommendations to ZARS concerning such patent applications, provided that, in the event that delay would jeopardize any potential patent right, ZARS shall proceed without awaiting Galderma’s comments on any patent application or correspondence. ZARS will consider in good faith all reasonable suggestions of Galderma with respect thereto, it being agreed, however, that all final decisions respecting conduct of the prosecution of said patent applications shall rest solely in the discretion of ZARS. ZARS agrees to keep Galderma generally informed of the course of patent prosecution or other proceedings with respect to the ZARS Patents within the Galderma Territory and within the Field. Galderma shall provide the patent consultation to ZARS at no cost to ZARS and any legal fees or expenses incurred by Galderma under this Section 11.2 shall be the sole responsibility of Galderma. Each Party shall hold all information disclosed to it under this Section as confidential.
     11.3 Enforcement. In the event that ZARS or Galderma becomes aware of actual or threatened infringement or misappropriation of any ZARS Patent or ZARS Know-How in any country in the Galderma Territory by a Competing Product or a product that is within the definition of Product hereunder (“Infringing Product”), that Party shall promptly notify the other Party in writing. ZARS shall have the first right, but not the obligation, to initiate proceedings or take other appropriate action, at its own expense, against any such Third Party. If ZARS does not initiate proceedings or take other appropriate action within ninety (90) days of receipt of a request by Galderma to initiate an enforcement proceeding, then Galderma shall be entitled to initiate infringement proceedings or take other appropriate action against an Infringing Product at its own expense and to include ZARS as a nominal party plaintiff. The Party conducting such action shall have full control over its conduct, including settlement thereof; provided, however, that the Party conducting such action may not settle any such action, or make any admissions or assert any position in such action, in a manner that would materially adversely affect the rights or interests of the other Party, without the prior written consent of the other Party, which shall not be unreasonably withheld or delayed. In any event, the Parties shall assist one another and cooperate in any such litigation at the other’s reasonable request.
     11.4 Recovery. ZARS and Galderma shall recover their respective actual out-of-pocket expenses, or equitable proportions thereof, associated with any litigation against infringers undertaken pursuant to Section 11.3 above or settlement thereof from any resulting recovery made by either Party. Any excess amount of such a recovery shall be shared equally between Galderma and ZARS, to the extent such recovery represents damages relative to sales of Infringing Product in the Field in the Galderma Territory.
     11.5 Cooperation. The Parties shall keep one another informed of the status of their respective activities regarding any litigation or settlement thereof concerning the ZARS Patents, or the ZARS Know-How within the Field in the Galderma Territory and shall assist one another and cooperate in any such litigation at the other’s reasonable request (including joining as a party plaintiff to the extent necessary and requested by the other Party).
     11.6 Patent Marking. Galderma agrees to mark, and have its Affiliates and Sublicensees mark, all patented Products they sell or distribute pursuant to this Agreement in accordance with the applicable patent statutes or regulations in the country or countries of sale thereof.
     11.7 Alleged Infringement of Third-Party Patents. In the event ZARS or Galderma learns that the making, using or selling of a Product within the Galderma Territory will infringe or is alleged by a third party to infringe a third-party patent, the party becoming aware of the same shall promptly notify the other. ZARS and Galderma shall thereafter attempt to agree upon a course of action which may include, without limitation: (a) modifying the Product or its use and manufacture so as to be non-infringing; (b) obtaining a license or assignment from said third party; (c) filing a declaratory judgment action against such third party; (d) continuing its activities without change; (e) filing for re-examination or the like with respect to the third-party patent; or (f) obtaining a competent opinion of counsel regarding non-infringement or invalidity of the third-party patent. In no event shall either Party take any action, or make any admissions or assert any position with respect to such potential or alleged infringement, in a manner that would materially adversely affect the rights or interests of the other Party, without the prior written consent of the other Party, which shall not be unreasonably withheld or delayed.

ARTICLE XII
TRADEMARKS
     12.1 Display. All packaging materials, labels and promotional materials for a Product shall display Product Trade Marks and no other product-specific trade marks or branding. In addition, any such packaging materials, labels and promotional materials for use with a Co-Promoted Product shall display the trade name of Galderma in reasonable size and prominence as nearly as allowed by applicable local regulations. The trade marks of Galderma, trade dress, style of packaging and the like with respect to a Product in the Galderma Territory may be determined by Galderma in a manner that is consistent with Galderma’s standard trade dress and style. At such time as ZARS exercises its Co-Promotion Option under Section 5.3, the Parties shall discuss in good faith whether to add ZARS’ name to the packaging materials, labels and promotional materials for Products.
     12.2 Grant of License; Grant of Option. Subject to the terms and conditions of this Agreement, ZARS hereby grants to Galderma an exclusive (even as to ZARS), irrevocable (other than pursuant to the terms of this Agreement), royalty-free license (with the right to sublicense in accordance with the applicable provisions of Section 2.2(b)) to use the Product Trade Marks listed on Exhibit 1.32 in each country of the Galderma Territory for the packaging, marketing, sale and promotion of Products in accordance with this Agreement. So that ZARS may maintain “quality control” for the purposes of its duties as a trademark licensor, Galderma agrees that any use of the Product Trade Marks by Galderma shall be with Products at least of the quality formerly associated with ZARS. The ownership and all goodwill from the use of such Product Trade Marks name shall vest in and inure to the benefit of ZARS. In addition, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, effective as of the filing with the United States Patent and Trademark Office by ZARS of an amendment to allege use under 15 U.S.C. §1051(c) or a statement of use under 15 U.S.C. §1051(d) for the Product Trade Marks identified in Exhibit 1.32, Galderma shall have an option, during the term of this Agreement, exercisable upon ten (10) business days’ notice to ZARS, to acquire from ZARS all of its right, title and interest in and to Product Trade Marks in each country of the Galderma Territory (the “Option”). If ZARS fails to file any such amendment to allege use or statement of use within a reasonable period of time of making “use in commerce” as defined under the Lanham Act, Galderma shall have the right to execute and file the same as ZARS’ attorney-in-fact, and ZARS hereby irrevocably constitutes and appoints, which appointment is coupled with an interest, Galderma as its true and lawful attorney-in-fact only for the purpose of executing and filing such documents. After receipt of such notice, ZARS shall make all reasonable efforts to execute all documents necessary to consummate such acquisition and the release of any claims in connection with such Product Trade Marks.
     12.3 Registration of Trade Marks. Galderma agrees to file, register and maintain, for the term of this Agreement, at Galderma’s expense, appropriate registrations for Product Trade Marks, as mutually agreed by ZARS and Galderma, in each country of the Galderma Territory in which a Product is or will be sold. The ownership and all goodwill from the use of Product Trade Marks filed after the Effective Date or acquired upon exercise of the Option shall vest in and inure to the benefit of Galderma.

     12.4 Ownership. As between the Parties, ZARS shall own all right, title and interest in and to Product Trade Marks filed prior to the Effective Date and not purchased upon exercise of the Option, and Galderma shall own all right, title and interest in and to Product Trade Marks in each country of the Galderma Territory filed after the Effective Date or purchased upon exercise of the Option.
     12.5 Recordation of Licenses. In those countries where a trade mark license must be recorded, ZARS will provide to Galderma, on Galderma’s written request, a separate trademark license for Product Trade Marks, and Galderma will arrange for the recordation of such trade mark license with the appropriate governmental agency, at Galderma’s expense, promptly following receipt of such license from ZARS. Galderma shall cooperate in the preparation and execution of such documents and the removal of any such recordals.
     12.6 Approval of Rights. To the extent necessary to preserve ZARS’ legal rights in Product Trade Marks, Galderma shall submit representative Product samples, promotional materials, packaging and Product displaying Product Trade Marks to ZARS for ZARS’ review and approval prior to the first use of such promotional materials, packaging or Product and prior to any subsequent change or addition to such promotional materials, packaging or Product; provided that if ZARS has not responded within thirty (30) days after the submission of such promotional materials, packaging or Product, ZARS’ approval will be deemed to have been received.
     12.7 Termination of Trade Mark Rights. Galderma’s right to use Product Trade Marks licensed under or purchased pursuant to Section 12.2, and each Party’s right to use the other Party’s trade name, shall terminate in each country of the Galderma Territory in which Galderma’s rights to distribute a Product are terminated or expire pursuant to the terms of this Agreement. Each Party shall take all such steps as the other Party may reasonably request to give effect to the termination of rights pursuant to the preceding sentence and to execute and record any documents that may be required to evidence or effect such termination, including expressly abandoning applications and registrations for the Product Trade Marks or the assignment of the Product Trade Marks back to ZARS.
ARTICLE XIII
TERM AND TERMINATION
     13.1 Term. Unless terminated earlier pursuant to Sections 13.2, 13.3, 13.4, 13.5 or 13.6 below, the term of this Agreement shall commence on the Effective Date and shall continue until the twentieth (20th) anniversary thereof, and may be extended beyond such anniversary upon mutual agreement of the Parties.
     13.2 Breach. Subject to Section 14.2, either Party to this Agreement may terminate this Agreement in the event the other Party shall have materially breached or defaulted in the performance of any of its material obligations hereunder, and such default shall have continued for ninety (90) days after written notice thereof was provided to the breaching Party by the non-breaching Party. Any such termination shall become effective at the end of such ninety (90) day period unless the breaching Party has cured any such breach or default prior to the expiration of the ninety (90) day period. Notwithstanding the foregoing, in the event and to the extent that any such breach is a breach of any of the payment provisions herein, the applicable notice and cure period as provided above shall be sixty (60) days.
     13.3 Failure to Achieve Minimum Royalties. Subject to Section 14.3, either Party may terminate this Agreement in its entirety upon thirty (30) days prior written notice to the other Party following the [ * ] Agreement Year if Galderma does not achieve Net Sales sufficient to generate the minimum royalties set forth in Section 6.4 (but is in compliance with the payment provisions of Section 6.4) in any two consecutive Agreement Years following the [ * ] Agreement Year.
     13.4 Termination upon Acquisition of or by Galderma. Notwithstanding Sections 2.3 and 2.5, in the event that Galderma is acquired by an entity that acquires all or substantially all of its business or assets, whether by merger, acquisition or otherwise, or merges with or acquires an entity (each a “Subject Transaction”) and either such entity or any of its Affiliate sells, offers to sell, imports, licenses, markets, promotes, or commercializes in the Galderma Territory a Competing Product, Galderma, or its successor corporation (including the ultimate parent company of the acquiring entity), shall have a period of sixty (60) days to determine whether to divest such Competing Product and shall notify ZARS in writing of such decision within such sixty (60) day period. If Galderma, or its successor corporation, notifies ZARS it will not divest the Competing Product, ZARS may terminate this Agreement upon thirty (30) days written notice to Galderma, or its successor corporation. If Galderma notifies ZARS it will divest the Competing Product, Galderma shall have a period of six (6) months to divest the Competing Product. If, within six (6) months of the Subject Transaction, Galderma or its successor corporation does not divest the Competing Product, ZARS may terminate this Agreement upon thirty (30) days written notice to Galderma, or its successor corporation.
     13.5 Termination by Galderma. Galderma may terminate this Agreement in its entirety upon one hundred and twenty (120) days prior written notice to ZARS (or upon thirty (30) days prior written notice in the case of clause (a)(i) or (c) below), in the event (a) an adverse event occurs or condition exists that (i) requires Galderma to terminate further clinical studies and/or sales activities in order to avoid violating a reasonable standard of patient care or endangering or potentially endangering patients; or (ii) materially diminishes the commercial potential for a Product; provided that, such adverse event or condition does not result primarily from actions or inactions by Galderma that Galderma should reasonably have known could cause such event, (b) GPSG fails in any material respect to supply quantities ordered by Galderma in accordance with the Mutual Termination Agreement or the GPSG Agreement, as applicable, and such failure remains uncured for a period of sixty (60) days, or (c) Galderma is unable, using commercially reasonable efforts and practices typically utilized in the pharmaceutical industry, to transition the manufacture of the Product to Galderma or a Third Party prior to [ * ]. In the case of termination by Galderma pursuant to clause (b) or (c) above only, ZARS shall pay to Galderma, within ten (10) business days of the effective date of such termination, an amount equal to [ * ] of Net Sales in the twelve (12) full months immediately prior to the delivery of notice of such termination, provided that, ZARS shall only owe such amount if the notice of such termination is delivered prior to the earlier of the (x) transition of manufacturing from GPSG to Galderma or a Third Party, or (y) two (2) years from the execution of this Agreement. In addition, during any cure period under subsection (b) above, Galderma shall be relieved of its obligations to comply with the minimums set forth under Section 6.4(b), provided however, that upon cure of the supply failure, the obligations to comply with such minimum royalties shall be restored and shall be adjusted to account for the interruption in the supply for the Agreement Year in which such supply failure occurred in a manner to be agreed upon by the Parties.
     13.6 Termination by ZARS. To the extent permitted by applicable law, this Agreement may be terminated by ZARS in the event that Galderma challenges any ZARS Patent.
ARTICLE XIV
EFFECT OF TERMINATION
     14.1 Accrued Obligations. The expiration or termination of this Agreement for any reason shall not release either Party from any liability which, at the time of such expiration or termination, has already accrued to the other Party or which is attributable to a period prior to such expiration or termination, nor will any termination of this Agreement preclude either Party from pursuing all rights and remedies it may have under this Agreement, or at law or in equity, with respect to breach of this Agreement.
     14.2 Termination by Galderma for ZARS’ Breach. Upon Galderma’s termination pursuant to Section 13.2, ZARS shall have the option, exercisable within ten (10) days of the expiration of the applicable cure period under Section 13.2, to elect to make a payment to Galderma in an amount equal to [ * ] of Net Sales in the twelve (12) full months immediately prior to the delivery of notice of such termination, in which case the provisions of Article 14.4 shall apply, provided that the Wind-Down Period shall be reduced to three (3) months. If ZARS does not make such election, then, at Galderma’s option, the license grant to Galderma set forth in Section 2.1 and Galderma’s other rights hereunder shall continue, subject to the restrictions set forth in Sections 2.2 and 2.3 and subject to the continued payment of Galderma of all applicable fees and royalties with respect thereto as set forth in Article 6, provided that, (x) the royalties shall be reduced by [ * ], (y) the royalty minimums under Section 6.4 shall be eliminated, and (z) any committees established hereunder shall be dissolved. If Galderma does not exercise such option within ten (10) days of being notified that ZARS has elected not to make the payment contemplated above, this Agreement shall immediately terminate and Section 14.4 shall apply, provided that the Wind-Down Period shall be reduced to three (3) months. For the avoidance of doubt, this Agreement shall remain in effect until the earlier of (A) delivery of notice by ZARS that it intends to exercise its option to make the payment contemplated by the first sentence of this Section 14.2, (B) delivery of notice by Galderma that it does not intend to exercise its option to continue the Agreement as contemplated by the second sentence of this Section 14.2, and (C) expiration of the ten (10) day period contemplated by the immediately preceding sentence, unless Galderma elects to continue this Agreement as provided above within such ten (10) day period, in which case the Agreement shall remain in effect until a subsequent termination or expiration pursuant to Article XIII. Galderma’s remedies under this Section 14.2 are not exclusive and, whether or not termination is effected, all other remedies will remain available to Galderma.
     14.3 Termination by either Party for Failure of Galderma to Achieve Net Sales Sufficient to Generate Minimum Royalties.

          (a) Termination by ZARS. Within ten (10) business days of the effective date of ZARS’ termination pursuant to Section 13.3, ZARS shall make a payment to Galderma in an amount equal to [ * ] of Net Sales in the twelve (12) full months immediately prior to the delivery of notice of such termination, in which case the provisions of Article 14.4 shall apply, provided that the Wind-Down Period shall be reduced to six (6) months.
          (b) Termination by Galderma. Upon Galderma’s termination pursuant to Section 13.3, ZARS shall have the option, exercisable within ten (10) days after the expiration of the thirty (30) day notice period under Section 13.3, to elect to make a payment to Galderma in an amount equal to [ * ] of Net Sales in the twelve (12) full months immediately prior to the effective date of Galderma’s termination, in which case the provisions of Article 14.4 shall apply. If ZARS does not make such election, then, at Galderma’s option, the Agreement shall not terminate, and Galderma shall have the right to assign its rights and obligations hereunder to a Third Party (provided such Third Party has the financial and operational resources to meet the obligations of Galderma hereunder), without ZARS’ consent, provided that Galderma and such Third Party comply with the third and fifth sentences of Section 2.2(b) as though such Third Party were a Sublicensee. If Galderma does not exercise such option within sixty (60) days of being notified that ZARS has elected not to make the payment contemplated above, this Agreement shall terminate and Section 14.4 shall apply. For the avoidance of doubt, this Agreement shall remain in effect until the earlier of (A) delivery of notice by ZARS that it intends to exercise its option to make the payment contemplated by the first sentence of this Section 14.3(b), (B) delivery of notice by Galderma that it does not intend to exercise its option to continue the Agreement as contemplated by the second sentence of this Section 14.3(b), and (C) expiration of the sixty (60) day period contemplated by the immediately preceding sentence, unless Galderma elects to continue this Agreement as provided above within such sixty (60) day period, in which case the Agreement shall remain in effect until a subsequent termination or expiration pursuant to Article XIII.
     14.4 ZARS Rights on Termination. This Section 14.4 shall apply upon the expiration or any termination of Galderma’s rights under this Agreement, except as otherwise provided in Section 14.2 or Section 14.3, as applicable.
          (a) Wind-down Period.
               (i) Development. In the event there are any on-going clinical trials of a Product in the Galderma Territory being conducted by Galderma, at ZARS’ request, following the date a notice of termination has been issued, Galderma agrees: (A) to complete any such clinical trials or any portion thereof; or (B) to the extent so requested by ZARS, to promptly transition to ZARS or its designee such clinical trials or portions thereof; in each case, at Galderma’s expense. Galderma shall continue to conduct any such clinical trials to be completed by Galderma pursuant to this Section 14.4(a)(i) in accordance with the terms and conditions of this Agreement.
               (ii) Commercialization. Unless this Agreement expires by its terms or pursuant to Section 13.4, Galderma, its Affiliates and its Sublicensees shall continue to market, promote, distribute and otherwise commercialize Products in each country in the Galderma Territory for which Marketing Approval therefor has been obtained, in accordance with the terms and conditions of this Agreement, until three (3) months after the date on which ZARS notifies Galderma in writing that ZARS has secured an alternative distributor or licensee for such Product(s) in such country, but in no event for more than nine (9) months after the effective date of any termination of this Agreement (the “Wind-down Period”); provided that Galderma, its Affiliates and its Sublicensees shall cease such activities, or any portion thereof, in a given country upon sixty (60) days notice by ZARS requesting that such activities (or portion thereof) be ceased. Notwithstanding any other provision of this Agreement, during the Wind-down Period, (A) Galderma’s and its Affiliates’ and Sublicensees’ rights with respect to a Product in the Galderma Territory shall be non-exclusive and, without limiting the foregoing, ZARS shall have the right to engage one or more other distributor(s) and/or licensee(s) of a Product in all or part of the Galderma Territory and (B) Galderma shall be relieved of its obligations under Section 6.4. Any Product sold or disposed in the Galderma Territory during the Wind-down Period shall be subject to the other applicable payment obligations under Article 5 and Article 6 above. Within thirty (30) days of expiration of the Wind-down Period, Galderma shall notify ZARS of any quantity of Product remaining in Galderma’s inventory and ZARS shall purchase from Galderma any such quantities of Product having at least twelve (12) additional months of shelf life, at a price equal to the Galderma COGS for such Products, up to maximum amount of such quantities equal to the number of Products sold in the preceding six (6) months. ZARS shall have the right, but not the obligation, to purchase any additional quantities of Product remaining in Galderma’s inventory that do not meet the foregoing requirements, at a price equal to the Galderma COGS for such Products. If any Product was manufactured by any Third Party for Galderma, or Galderma had contracts with vendors which contracts are necessary or useful for ZARS to take over responsibility for the Products in the Galderma Territory, then Galderma shall to the extent possible and as requested in writing by ZARS, assign all of the relevant Third-Party contracts to ZARS. If Galderma or its Affiliate manufactured any Product at the time of termination, then Galderma (or its Affiliate) shall, to the extent practicable, continue to provide for manufacturing of such Product for ZARS, from the date of notice of such termination until such time as ZARS is able, using reasonable efforts to do so, to secure an acceptable alternative commercial manufacturing source from which sufficient quantities of Product may be procured and legally sold in the Galderma Territory (but in no event for longer than fifteen (15) months after notice of termination is delivered), and ZARS shall compensate Galderma for such quantities at a transfer price equal to [ * ] of Galderma COGS.
          (b) Assignment of Regulatory Filings and Marketing Approvals. Galderma shall assign or cause to be assigned to ZARS or its designee (or to the extent not so assignable, Galderma shall take all reasonable actions to make available to ZARS or its designee the benefits of) all regulatory filings and registrations (including INDs, MAAs and Marketing Approvals) for each Product in the Galderma Territory, including any such regulatory filings and registrations made or owned by its Affiliates and/or Sublicensees. In each case, unless otherwise required by any applicable law or regulation, the foregoing assignment (or availability) shall be made within thirty (30) days after the effective date of any termination of this Agreement. In addition, Galderma shall promptly provide to ZARS a copy of all Data and Galderma Know-How pertaining to any Product in the Galderma Territory to the extent not previously provided to ZARS and ZARS shall have the right to use and disclose all Data and Galderma Know-How pertaining to any such Product.
          (c) Transition. Each Party shall use commercially reasonable efforts to cooperate with the other Party to effect a smooth and orderly transition in the manufacturing, development, sale and ongoing marketing, promotion and commercialization of Products in the Galderma

Territory during the Wind-down Period. Without limiting the foregoing, the Parties shall use commercially reasonable efforts to conduct in an expeditious manner any activities to be conducted under this Section 14.4.
          (d) Licenses; Assigment.
               (i) Technology License. Effective as of the date of the notice of termination of this Agreement, Galderma hereby grants to ZARS an exclusive, worldwide, royalty-free, perpetual license, with the right to grant sublicenses, under any patent, patent applications and/or Know-How owned or Controlled by Galderma on inventions made in the course of developing, using or manufacturing Products, as the same may be modified by ZARS from time to time.
               (ii) Trademarks. Effective as of the date of expiration of the Wind-down Period, Galderma hereby (A) assigns to ZARS all right, title and interest to any Product Trade Marks owned by Galderma, together with the goodwill of the business symbolized by such Product Trade Marks and all rights, claims and privileges pertaining thereto, including, without limitation, the right to sue and recover damages for past, present and future infringement thereof, and the right to prosecute and maintain trademark applications and the registrations for such Product Trade Marks, and (B) agrees to reasonably assist ZARS, at ZARS’ expense, in every proper way to secure ZARS’ rights in such Product Trade Marks in the Galderma Territory, including execution of all applications, specifications, oaths, assignments and other instruments that ZARS may deem necessary in order to apply for and obtain such rights and in order to assign and convey to ZARS and its successors, assigns and nominees the sole and exclusive right, title and interest in and to such Product Trade Marks.
          (e) Data Disclosure. Galderma shall disclose to ZARS (to the extent Galderma has not already disclosed to ZARS) all Data in Galderma’s or its Affiliates’ or Sublicensees’ possession with respect to any Product. ZARS shall be free to use this Data in accordance with the licenses under Section 14.4(d) above.
          (f) Sublicensees. Any contracts with Sublicensees of a Product in the Galderma Territory engaged by Galderma other than Galderma’s Affiliates shall, at the request of ZARS in its discretion, be assigned to ZARS to the furthest extent possible, provided that such assignment is accepted by the Sublicensee(s) in any country or countries within the Galderma Territory. In the event such assignment is not requested by ZARS or is not accepted by such Sublicensee(s), then the rights of such Sublicensees with respect to such Product in a relevant country or countries within the Galderma Territory shall terminate upon termination of Galderma’s rights with respect to the Galderma Territory. Galderma shall use commercially reasonable efforts to ensure that its Affiliates and such Sublicensees (if not assigned to ZARS pursuant to this Section 14.4(g)) shall transition such Product back to ZARS in the manner set forth in this Section 14.4 as if such Affiliate or Sublicensee were named herein.
          (g) Except as otherwise provided herein, ZARS shall reimburse Galderma for any out-of-pocket, reasonable and documented costs incurred in connection with its activities under this Section 14.4.

     14.5 No Renewal, Extension or Waiver. Acceptance of any order from, or sale or license of, any Product to Galderma after the notice or effective date of termination of this Agreement shall not be construed as a renewal or extension hereof, or as a waiver of termination of this Agreement.
     14.6 Return of Materials. Within thirty (30) days after the end of the Wind-down Period, or termination or expiration of this Agreement in the event there is no Wind-down Period, each Party shall either return to the other Party or destroy all tangible items comprising, bearing or containing trade marks, trade names, patents, copyrights, designs, drawings, formulas or other Data, photographs, samples, literature, sales and promotional aids (“Product Materials”) and Confidential Information of the other Party, that is in such Party’s possession, except to the extent such Party has a continuing right to utilize such Product Materials under the terms of this Agreement (including Sections 14.4 (b), (d) and (e) above). Effective upon the end of the Wind-down Period, or termination or expiration of this Agreement, in the event there is no Wind-down Period, each Party shall cease to use all trade marks and trade names of the other Party in the Galderma Territory, and all rights granted hereunder with respect to Products in the Galderma Territory shall terminate, except to the extent such Party has a continuing right with respect to such Products under the terms of this Agreement.
     14.7 Survival. Upon the expiration or termination of this Agreement, all rights and obligations of the Parties under this Agreement shall terminate except those contained in the following sections: Sections 2.6, 4.5(b), 11.1, 15.4 and Articles 1, 7, 10, 14, 16, 17 and 19 and Article 15 (provided that Article 15 shall survive for a period of only twelve (12) months from the effective date of termination or expiration of this Agreement); and, in addition, during the Wind Down Period defined in Section 14.4(a)(ii) above to the extent any Product is sold by Galderma during such Wind Down Period, Sections 4.3, 4.6, 4.7, 4.9, 4.10, 5.5, 5.6, 5.7, 5.8, 6.2, 6.3, 6.5, 6.6, 8.2(b), 8.3, 9.1, and 9.2. In addition, Galderma’s obligations under any purchase orders accepted by ZARS under the GPSG Agreement or the Mutual Termination Agreement, as applicable, prior to the effective date of expiration or termination of this Agreement, and to purchase Product in accordance with the binding portion of any forecast provided to ZARS pursuant to such applicable agreement prior to such date, shall also survive.
ARTICLE XV
REPRESENTATIONS, WARRANTIES AND COVENANTS
     15.1 General Representations. Each Party hereby represents and warrants to the other Party as of the date hereof and as of the Effective Date as follows:
          (a) Duly Organized. Such Party is a corporation duly organized, validly existing and is in good standing under the laws of the jurisdiction of its incorporation, is qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification and failure to have such would prevent such Party from performing its obligations under this Agreement.
          (b) Due Execution; Binding Agreement. This Agreement is a legal and valid obligation binding upon such Party and enforceable in accordance with its terms. Other than with respect to the Galderma Shareholder Approval, the execution, delivery and performance of this Agreement by such Party have been duly authorized by all necessary corporate action and do not and will not: (i) require any consent or approval of its stockholders; (ii) to such Party’s knowledge, violate any law, rule, regulation, order, writ, judgment, decree, determination or award of any court, governmental body or administrative or other agency having jurisdiction over such Party; nor (iii) conflict with, or constitute a default under, any agreement, instrument or understanding, oral or written, to which such Party is a party or by which it is bound.
     15.2 Representations and Warranties of ZARS. ZARS represents and warrants to Galderma that, as of the date hereof and as of the Effective Date:
          (a) it has the full right and authority to grant the rights and licenses as provided herein;
          (b) it has not previously granted any right, license or interest in or to the ZARS Patents, ZARS Know-How, Product Trade Marks, (collectively the “ZARS IP”) or any portion thereof, that is in conflict with the rights or licenses granted to Galderma under this Agreement;
          (c) there are no actual, pending, alleged or, to its Knowledge, threatened actions (including opposition proceedings), suits, claims, interferences or governmental investigations by or against ZARS or any of its Affiliates or other licensees of ZARS or its Affiliates, in each case that (i) involves the Product, the ZARS Patents, the ZARS Know-How or Product Trade Marks; and (ii) would reasonably be expected to materially adversely affect the ability of ZARS to perform its obligations hereunder;
          (d) to its Knowledge, the material ZARS IP does not violate or infringe any valid Third-Party intellectual property rights;
          (e) all necessary consents, approvals and authorizations of all Regulatory Authorities, other governmental authorities and other persons or entities required to be obtained by ZARS in order to enter into this Agreement have been obtained, other than those described in Section 1.8;
          (f) to its Knowledge, there is no actual, pending, alleged or threatened infringement by a Third Party of any of the material ZARS IP;
          (g) to its Knowledge, none of the issued ZARS Patents are invalid or unenforceable;
          (h) it owns all rights, title and interest in and to the material ZARS IP, and there are no ZARS Patents, ZARS Know-How or Product Trade Marks that are licensed by ZARS from any Third Party;
          (i) except for the Anesta Agreement, the Utah Agreement and the Permitted Lien, it owns the material ZARS IP free and clear of any options, guarantees, liens (whether written, oral or implied), or any other encumbrances, including without limitation any claim of current or former employees or contractors of ZARS or any of its Affiliates;

          (j) all employees or contractors of ZARS who have created or developed any ZARS Patents, ZARS Know-How, or Product Trade Marks have validly and irrevocably assigned to ZARS all of their rights therein, including intellectual property rights, except in the case where failure to do so is not likely to have a material adverse effect on Net Sales of the Product or Galderma’s rights hereunder;
          (k) (i) it has complied with all applicable laws in connection with its development of the Product; and (ii) it performed the related studies and clinical trials, the results of which are embodied in the ZARS Know-How, in accordance with applicable law and good clinical practices, except in each of subclauses (i) and (ii) if failure to do so is not likely to have a material adverse effect on the Product or its development, manufacture or commercialization hereunder;
          (l) (i) none of the ZARS Patents or Product Trade Marks, in each case in the Galderma Territory, has been cancelled, has expired or has been abandoned; and (ii) ZARS has taken security measures that are customary in the biotechnology industry in which ZARS operates and as ZARS deems appropriate to protect the confidentiality of the proprietary ZARS Know-How;
          (m) it has paid all required application fees, registration fees, maintenance fees and the like with regard to the material ZARS Patents and the material Product Trade Marks; and (ii) it has filed with the relevant intellectual property agency all required documents and certificates in connection with the registration and maintenance of the ZARS Patents and Product Trade Marks;
          (n) neither this Agreement nor the transactions contemplated hereby shall result in ZARS’ granting to any third party any right with respect to any intellectual property licensed to Galderma hereunder in conflict with the rights and licenses granted to Galderma hereunder;
          (o) the intellectual property licensed to Galderma hereunder constitutes all intellectual property owned or Controlled by ZARS that is necessary for the use, development, manufacture, importation, sale, distribution, marketing and promotion of the Product as it exists as of the Effective Date; and
          (p) ZARS expressly warrants and represents that, as of the Effective Date, it has responded in good faith to all of Galderma’s requests for materials and information in connection with Galderma’s due diligence efforts with respect to this Agreement and that it has no Knowledge, of any material omissions with respect to any response to any such request.
“Knowledge” for purposes of this Section 15.2 shall mean the knowledge of Robert Lippert, CEO, Greg Ayers, CFO, Michael Ashburn, EVP Clinical and Regulatory Affairs, Jie Zhang, CSO, Wade Hull, Vice President of Engineering, Patricia Richards, Vice President of Regulatory Affairs and Andrew Crockett, Vice President of Business Development.
     15.3 Representations and Warranties of Galderma. Galderma represents and warrants to ZARS that, as of the date hereof and as of the Effective Date:
          (a) it has the full right and authority to grant the rights granted herein; and

          (b) all necessary consents, approvals and authorizations of all Regulatory Authorities, other governmental authorities and other persons or entities required to be obtained by Galderma in order to enter into this Agreement have been obtained, other than those described in Section 1.9.
     15.4 DISCLAIMER. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATION OR EXTENDS ANY WARRANTIES OF ANY KIND EITHER EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NONINFRINGEMENT OR VALIDITY OF ANY PATENTS ISSUED OR PENDING.
ARTICLE XVI
INDEMNIFICATION; INSURANCE
     16.1 Indemnification of ZARS. Galderma shall indemnify and hold harmless each of ZARS, its Affiliates and the directors, officers, shareholders and employees of such entities and the successors and assigns of any of the foregoing (the “ZARS Indemnitees”), from and against any and all liabilities, damages, penalties, fines, costs, expenses (including, reasonable attorneys’ fees and other expenses of litigation) (“Liabilities”) and from any claims, actions, suits or proceedings brought by a Third Party (a “Third Party Claim”) incurred by or brought against any ZARS Indemnitee, arising from, or occurring as a result of: (a) the use, manufacture, marketing, distribution, importation or sale of any Product by Galderma, its Affiliates or Sublicensees in the Galderma Territory (including, without limitation any Claim based on alleged or actual bodily injury or property damage); and (b) any breach of any representations, warranties or covenants by Galderma in Article 15 or Article 18; except to the extent such Liabilities or Third Party Claims fall within the scope of ZARS’ indemnification obligations set forth in Section 16.2 below or result from an act or omission of a ZARS Indemnitee.
     16.2 Indemnification of Galderma. ZARS shall indemnify and hold harmless each of Galderma, its Affiliates and Sublicensees and the directors, officers, shareholders and employees of Galderma, its Affiliates and Sublicensees and the successors and assigns of any of the foregoing (the “Galderma Indemnitees”), from and against any and all Liabilities and from any Third Party Claims incurred by or brought against any Galderma Indemnitee, arising from, or occurring as a result of: (a) the use, manufacture, marketing, distribution, importation or sale of any Product by ZARS or its licensee outside the Galderma Territory; (b) the exercise by ZARS of its rights of access and reference to the Initial Marketing Approval and Initial IND and any supplements or amendments to such approval or IND or Galderma Indemnitee’s submission of letters to the FDA, in each case as set forth in Section 4.5(b), and (c) any breach of any representations, warranties or covenants by ZARS in Article 15 above, except to the extent such Liabilities or Third Party Claims fall within the scope of Galderma’s indemnification obligations set forth in Section 16.1 above or result from an act or omission of a Galderma Indemnitee.
     16.3 Procedure. A Party that intends to claim indemnification under this Article 16 (the “Indemnitee”) shall promptly notify the other Party (the “Indemnitor”) in writing of any Liability or Third Party Claim, in respect of which the Indemnitee intends to claim such indemnification, and the

Indemnitor shall have sole control of the defense and/or settlement thereof, provided that the Indemnitee may participate in such defense and/or settlement at its own expense with counsel of its own choosing. The indemnity arrangement in this Section 16.3 shall not apply to amounts paid in settlement of any action with respect to a Third Party Claim, if such settlement is effected without the consent of the Indemnitor, which consent shall not be withheld or delayed unreasonably. The failure to deliver written notice to the Indemnitor within a reasonable time after the commencement of any action with respect to a Third Party Claim, if materially prejudicial to its ability to defend such action, shall relieve such Indemnitor of any liability to the Indemnitee under this Section 16.3 resulting from such prejudice, but the omission to so deliver written notice to the Indemnitor shall not relieve the Indemnitor of any liability that it may have to any Indemnitee otherwise than under this Section 16.3. The Indemnitee under this Section 16.3 shall cooperate fully with the Indemnitor and its legal representatives in connection with any action with respect to a Third Party Claim covered by this indemnification.
     16.4 Insurance. Each Party agrees to procure and maintain in full force and effect during the term of this Agreement valid and collectible insurance policies in connection with its activities hereunder as follows:
          (a) Coverage on a Commercial General Liability Occurrence Coverage Form (or equivalent) with limits of not less than [ * ] for each occurrence, [ * ] products/completed operations aggregate, [ * ] personal injury/advertising injury aggregate and [ * ] general aggregate; and
          (b) Umbrella Liability coverage with a limit of liability no less than [ * ] each occurrence, [ * ] aggregate.
Each Party shall inform the other Party of any exclusions or amendments to the policy form that would result in a direct impact to such other Party. Each Party’s policy shall be specifically endorsed to include the other Party, its subsidiaries, and its directors, officers and employees, as an “Additional Insured”. Each Party shall supply the other Party with proof of the above insurance and a copy of the policy(ies) as promptly as practicable after the signing of this Agreement, but a Party’s failure to demand such proof or forms shall not waive such Party’s rights to such coverage as specified herein.
ARTICLE XVII
DISPUTE RESOLUTION
     17.1 Dispute Resolution. The Parties recognize that disputes as to certain matters relating to this Agreement may from time to time arise during the Term. It is the objective of the Parties to establish procedures to facilitate the resolution of disputes in an expedient manner by mutual cooperation and without resort to litigation. The Parties agree that any dispute arising with respect to the interpretation, enforcement, termination, or invalidity of this Agreement, (each a “Dispute”), shall be resolved through the procedures set forth in this Article 17.

     17.2 Dispute Resolution Procedures. Except as set forth in Section 17.3, if a Dispute arises between the Parties and the Parties cannot resolve such Dispute within thirty (30) days of a written request by either Party to the other Party, the Parties agree to refer the Dispute to senior representatives of each Party for resolution. If, after an additional forty-five (45) days, such representatives have not succeeded in negotiating a resolution of the Dispute, then the Parties shall resolve such Dispute in accordance with Section 17.3 and as otherwise provided by this Agreement.
     17.3 Arbitration.
          (a) Except as set forth in Section 17.3(g), if no resolution is reached as to a Dispute pursuant to Section 17.2, the Dispute shall be resolved by final, binding arbitration in the manner described in this Section 17.3. The arbitration shall be conducted (i) in English, provided that either Party may submit testimony or documentary evidence in any language if it furnishes, upon the request of the other Party, a translation into English of any such testimony or documentary evidence, (ii) by a single arbitrator, and (iii) by the Judicial Arbitration and Mediation Services, Inc. (“JAMS”) in accordance with the JAMS Streamlined Arbitration Rules & Procedures, except where those procedures conflict with this Section 17.3, in which case this Section 17.3 shall control. The seat of the arbitration shall be New York City, New York, USA.
          (b) The arbitrator shall be selected within twenty (20) business days from commencement of the arbitration pursuant to agreement of the Parties or through selection procedures set forth in Rule 12 of the JAMS Streamlined Arbitration Rules & Procedures, provided that, if the issues in dispute involve scientific, technical or commercial matters, including, without limitation, matters relating to inventorship, ownership or the validity or scope of any patent or trademark rights, any arbitrator chosen hereunder shall have educational training and/or industry experience sufficient to demonstrate a reasonable level of relevant scientific, technical, medical and industry knowledge.
          (c) The arbitrator shall apply the substantive law of New York to the underlying dispute. This agreement to arbitrate shall be governed by Title 9 (Arbitration) of the United States Code, including without limitation Chapter Two thereof.
          (d) Any application to enforce this Section or to confirm, vacate or modify any award rendered pursuant to this Section shall be brought only in the federal or state courts located in the County of New York in the State of New York (the “Courts”). Any process related to enforcement of the arbitration award may be served upon the designated agents in Section 19.7 by first class mail or Federal Express. Both parties agree to waive any applicable objections based on personal jurisdiction or service of process in any proceeding brought in accordance with this Section.
          (e) Emergency relief may be sought from the Courts only to avoid irreparable harm. The arbitrator may take all measures necessary for the protection of trade secrets and confidential information, including awarding interim equitable relief. All proceedings and any award shall be confidential, and the Parties agree not to disclose or otherwise use any information obtained from the other Party in connection with the arbitration except to the extent required by law or regulation, or to a Party’s accountants, attorneys or agents or to enforce any award, or to the extent the information has been lawfully obtained from third parties or is publicly available through other sources.
          (f) The costs of any arbitration under this Section 17.3 (including reasonable attorneys’ fees) shall be borne by the losing Party.
ARTICLE XVIII
EFFECTIVENESS
     18.1 HSR Act Compliance. Notwithstanding anything to the contrary in this Agreement, this Agreement shall be binding upon the Parties as of the date first written in the introduction above; however, other than Articles 1, 16, 18 and 19, this Agreement shall not take effect and commencement of the collaboration shall not occur until the Effective Date. For purposes of clarity, obtaining approval of this Agreement by the shareholders of Galderma and achieving the HSR Clearance Date shall be the sole conditions precedent to this entire Agreement coming into effect. In the event that the conditions to the HSR Clearance Date, as listed in Section 1.17, are not met within three (3) months of the date hereof, this Agreement shall be null and void.
     18.2 HSR Filing. Both Parties shall promptly file following execution of this Agreement their respective notification and report forms with the Federal Trade Commission (“FTC”) and the Department of Justice (“DOJ”) pursuant to the HSR Act, which forms shall specifically request early termination of the initial HSR Act waiting period.
     18.3 Cooperation.
          (a) The Parties shall use their commercially reasonable efforts to obtain promptly clearance required under the HSR Act for the consummation of this Agreement and the transactions contemplated hereby and shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC and the DOJ and shall comply promptly with any such inquiry or request, provided, however, that neither Party shall be required to consent to the divestiture or other disposition of any of its or its Affiliates’ assets or to consent to any other structural or conduct remedy, and each Party and its Affiliates shall have no obligation to contest, administratively or in court, any ruling, order or other action of the FTC or DOJ or any Third Party respecting the transactions contemplated by this Agreement.
          (b) The Parties hereto commit to instruct their respective counsel to cooperate with each other and use commercially reasonable efforts to facilitate and expedite the identification and resolution of any such issues and, consequently, the expiration of the applicable HSR Act waiting period. Said commercially reasonable efforts and cooperation include, but are not limited to, such counsel’s undertaking (i) to keep each other appropriately informed of communications from and to personnel of the reviewing antitrust authority and (ii) to confer with each other regarding appropriate contacts with and response to personnel of the FTC or DOJ, as applicable. The Parties shall share the filing fee in connection with the HSR Act filing relating to the transactions contemplated in this Agreement.

     18.4 Galderma Shareholder Approval. Galderma shall use diligent efforts to obtain shareholder approval (the “Galderma Shareholder Approval”) of this Agreement on, or prior to, February 28, 2007. Upon receipt of such approval, Galderma shall notify ZARS immediately in writing, which notice shall be deemed a representation and warranty by Galderma that such required Galderma Shareholder Approval is valid and has been obtained. If ZARS does not receive such notice of the Galderma Shareholder Approval on or prior to February 28, 2007, at ZARS’ option, this Agreement shall be null and void.
ARTICLE XIX
GENERAL PROVISIONS
     19.1 Intervening Events. If the performance of any part of this Agreement by either Party is prevented, restricted, interfered with or delayed by reason of any cause beyond the reasonable control of such Party (including fire, flood, embargo, power shortage or failure, acts of war, insurrection, riot, terrorism, strike, lockout or other labor disturbance, acts of God or any acts, omissions or delays in acting of the other Party), the Party so affected shall, upon giving prompt written notice to the other Party, be excused from such performance to the extent of such prevention, restriction, interference or delay; provided that the affected Party shall use its reasonable efforts to avoid or remove such causes of non-performance and shall continue performance with the utmost dispatch whenever such causes are removed.
     19.2 Governing Law; Venue. This Agreement and all questions regarding its validity or interpretation, or the breach or performance of this Agreement, shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, USA, without reference to conflict of law principles that would require the application of the law of any other jurisdiction. Subject to the exhaustion of the dispute resolution procedures set out in Article 17 above, and except as set forth in Section 17.3(g), any proceeding arising out of or relating to this Agreement shall be resolved through arbitration in accordance with Section 17.3.
     19.3 Waiver of Breach. The failure of either Party at any time or times to require performance of any provision hereof shall in no manner affect its rights at a later time to enforce the same. No waiver by either Party of any condition or term in any one or more instances shall be construed as a further or continuing waiver of such condition or term or of another condition or term.
     19.4 Modification. No amendment or modification of any provision of this Agreement shall be effective unless in writing signed by both Parties hereto. No provision of this Agreement shall be varied, contradicted or explained by any oral agreement, course of dealing or performance or any other matter not set forth in an agreement in writing and signed by both Parties hereto.
     19.5 Severability. In the event any provision of this Agreement should be held invalid, illegal, or unenforceable in any jurisdiction, the Parties shall negotiate in good faith a valid, legal and enforceable substitute provision that most nearly reflects the original intent of the Parties and all other provisions of this Agreement shall remain in full force and effect in such jurisdiction. Such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of such provision in any other jurisdiction. In the event a Party seeks to avoid a provision of this Agreement by asserting that such provision is invalid, illegal or otherwise unenforceable (the “Asserting Party”), the other Party shall have the right to terminate this Agreement upon sixty (60) days’ prior written notice to the asserting Party, unless such assertion is eliminated and the effect of such assertion cured within such sixty (60) day period. Any termination in accordance with the foregoing shall be deemed a termination pursuant to Section 13.2 by reason of a breach by the Asserting Party.
     19.6 Entire Agreement. This Agreement (including the Exhibits attached hereto) constitutes the entire agreement between the Parties relating to the subject matter hereof and supersedes all previous writings and understandings. No terms or provisions of this Agreement shall be varied or modified by any prior or subsequent statement, conduct or act of either of the Parties, except that the Parties may amend this Agreement by written instruments specifically referring to and executed in the same manner as this Agreement.
     19.7 Notices. Unless otherwise agreed by the Parties or specified in this Agreement, all communications between the Parties relating to, and all written documentation to be prepared and provided under, this Agreement shall be in the English language. Any notice required or permitted under this Agreement shall be in writing in the English language, delivered personally or sent by air mail or express courier service providing evidence of receipt, postage pre-paid where applicable, or by facsimile (receipt verified and a copy promptly delivered personally or sent by air mail or express courier service providing evidence of receipt, post pre-paid where applicable), to the following addresses of the Parties (or such other address for a Party as may be specified by like notice):

To ZARS:	To Galderma:
ZARS, Inc.	GALDERMA PHARMA S.A
1142 West 2320 South	Avenue Gratta-Paille 1
Salt Lake City, Utah 84119	100 Lausanne Switzerland
Telephone: +1 (801) 350-0202	Telephone: +41-21-641-1151
Facsimile: +1 (801) 350-0909	Facsimile: +41-21-641-1161
Attention: Chief Executive Officer	Attention: Finance & Administration Manager

With a copy to:	With a copy to:
Wilson, Sonsini, Goodrich & Rosati	Debevoise & Plimpton LLP
650 Page Mill Road	919 Third Avenue
Palo Alto, California 94304	New York, NY 10022
Telephone: +1 (650) 493-9300	Telephone: +1 (212) 909-6696
Facsimile: +1 (650) 493-6811	Facsimile: +1 (212) 909-6836
Attention: Kenneth A. Clark	Attention: David H. Bernstein
     Any notice required or permitted to be given concerning this Agreement shall be effective upon receipt by the Party to whom it is addressed or within seven (7) days of dispatch whichever is earlier.

     19.8 Assignment. Subject to Section 14.3(b), this Agreement shall not be assignable by either Party to any Third Party (directly or indirectly, including by way of merger or transfer of a majority of outstanding equity securities) without the written consent of the other Party; except either Party (subject to ZARS’ termination right pursuant to Section 13.4) may assign this Agreement without the other Party’s consent to an entity that acquires substantially all of the business or assets of the assigning Party, whether by merger, acquisition or otherwise, provided that the acquiring party assumes this Agreement in writing or by operation of law. In addition, either Party shall have the right to assign this Agreement (in whole or in part) to an Affiliate (and, in the case of Galderma, to L’Oréal S.A. or Nestlé S.A. or any of their respective Affiliates) upon written notice to the non-assigning Party; provided that the assigning Party guarantees the performance of this Agreement by such Affiliate; and further provided that if the non-assigning Party reasonably believes such assignment could result in material adverse tax consequences to the non-assigning Party, such assignment shall not be made without the non-assigning Party’s consent. Subject to the foregoing, this Agreement shall inure to the benefit of each Party, its successors and permitted assigns. Any assignment of this Agreement in contravention of this Section 19.8 shall be null and void.
     19.9 No Partnership or Joint Venture. Nothing in this Agreement is intended, or shall be deemed, to establish a joint venture or partnership between Galderma and ZARS. Neither Party to this Agreement shall have any express or implied right or authority to assume or create any obligations on behalf of, or in the name of, the other Party, or to bind the other Party to any contract, agreement or undertaking with any Third Party.
     19.10 Interpretation. The captions to the several Articles and Sections of this Agreement are not a part of this Agreement, but are included for convenience of reference and shall not affect its meaning or interpretation. In this Agreement: (a) the word “including” shall be deemed to be followed by the phrase “without limitation” or like expression; (b) the singular shall include the plural and vice versa; and (c) masculine, feminine and neuter pronouns and expressions shall be interchangeable. Each accounting term used herein that is not specifically defined herein shall have the meaning given to it under U.S. GAAP, or other generally accepted cost accounting principles in the United States, but only to the extent consistent with its usage and the other definitions in this Agreement.
     19.11 Export Laws. Notwithstanding anything to the contrary contained herein, all obligations of ZARS and Galderma are subject to prior compliance with export regulations of the United States, the European Union, Japan or any other relevant country and such other laws and regulations in effect in the United States, the European Union, Japan or any other relevant jurisdiction as may be applicable, and to obtaining all necessary approvals required by the applicable agencies of the governments of the United States, the countries within the European Union, Japan and any other relevant jurisdiction. ZARS and Galderma shall cooperate with each other and shall provide assistance to the other as reasonably necessary to obtain any required approvals.
     19.12 Counterparts. This Agreement may be executed in any number of counterparts (including via facsimile or electronic copy), each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

     19.13 Further Actions. Each Party agrees, to the extent reasonably requested by the other Party, to execute, acknowledge and deliver such further instruments, and to do all such other acts, as may be reasonably necessary or appropriate in order to carry out the express purposes and express intent of this Agreement.
     19.14 Schedules and Exhibits. All Schedules and Exhibits referred to in this Agreement are attached hereto and incorporated herein by reference.
     19.15 Advice of Counsel. Galderma and ZARS have each consulted counsel of their choice regarding this Agreement, and each acknowledges and agrees that this Agreement shall not be deemed to have been drafted by one party or another and will be construed accordingly.
     19.16 Bankruptcy. All rights and licenses granted under or pursuant to this Agreement by ZARS are, and shall otherwise be deemed to be, for purposes of Section 365(n) of Title 11, U.S. code (the “Bankruptcy Code”), licenses of rights to “intellectual property” as defined under Section 101(60) of the Bankruptcy Code. The Parties agree that Galderma shall retain and may fully exercise all of its rights and elections under the Bankruptcy Code. ZARS agrees, during the term of this Agreement, to create and maintain current copies or, if not amenable to copying, detailed descriptions or other appropriate embodiments, of all such intellectual property. The Parties further agree that in the event of the commencement of a bankruptcy proceeding by or against ZARS under the Bankruptcy Code, Galderma shall be entitled to a complete duplicate of (or complete access to, as appropriate) any such intellectual property, and all embodiments of such intellectual property, and same, if not already in its possession, shall promptly be delivered to Galderma (a) upon such commencement of a bankruptcy proceeding upon written request therefor by Galderma, unless ZARS elects to continue to perform all of its obligations under this Agreement, or (b) if not delivered under (a) above, upon the rejection of this Agreement by or on behalf of ZARS upon written request therefor by Galderma.
     19.17 Beneficiaries. Except as provided in Article XIV, nothing in this Agreement shall confer any rights upon any person other than the Parties and their respective Affiliates, successors and permitted assigns.
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     IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth above.

ZARS, INC.

BY:	/s/ Robert Lippert

NAME:	Robert Lippert

TITLE:	President

GALDERMA PHARMA, S.A.

BY:	/s/ Humberto C. Antunes

NAME:	Humberto C. Antunes

TITLE:	CEO

EXHIBIT 1.8
DuraPeel and Synera™ patents
A. DURAPEEL
[ * ]
[ * ]
[ * ]
[ * ]
[ * ]
[ * ]
[ * ]
[ * ]
[ * ]
[ * ]
[ * ]
[ * ]
[ * ]
[ * ]
[ * ]
[ * ]
[ * ]
[ * ]
[ * ]
[ * ]
[ * ]
[ * ]
[ * ]

     [ * ]
     B. SYNERA
     [ * ]
     [ * ]
     [ * ]
     [ * ]
     [ * ]
     In addition to (i) any divisional, continuation, continuation-in-part, renewal or substitute application which claims priority from any of the patents or patent applications listed in A or B; (ii) any reissues, reexaminations, extensions, patents of additions, and patents of importation of any of the foregoing to the extent they are applicable to A or B; and (iii) any and all foreign patent applications and patents corresponding to any of the patent applications or patents within (i) or (ii) above.

49

EXHIBIT 1.32
Product Trade Marks
     Pliaglis

50

EXHIBIT 1.39
ZARS Patents

(1)	U.S. Patent No. [ * ]

(2)	U.S. Patent No. [ * ]

(3)	Canadian Patent No. [ * ]

(4)	Canadian Patent Application No. [ * ]

51

EXHIBIT 6.2 (b)
FORM OF ROYALTY REPORT
(All amounts are in U.S. Dollars)
Galderma Pharma S.A.
Royalty Calculation

For the Period Ended:	(LIST PERIOD)
Country:	(LIST COUNTRY)
Name of Party:	(LIST PARTY)

Calculation of Net Sales
Number of Units Sold:
Gross Sales:	$—

Less:
Trade Discounts
Quantity Discounts
Cash Discounts
Other Discounts
Claims
Recalls
Rejections or Returns
Freight
Postage
Duties
Sales and Excise Tax
Other Taxes
Sales to Affiliates or Sublicensees	—

Net Sales	—

Royalty Rates
Royalty @ [ * ] up to [ * ]
Royalty @ [ * ] in excess of [ * ]

Royalty Payment before COGS Adjustment

COGS Adjustment (not applicable after December 31, 2008)

Number of units sold with a COGS in excess of [ * ]	Per Unit Purchase Price	Excess over [ * ]	Adjustment

(INSERT ADDITIONAL LINES, IF NECESSARY)
Total COGS Adjustment

Royalty Payment with COGS Adjustment

52